UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Strong performance and momentum drive upgraded guidance

Sales and earnings growth delivered by key growth drivers
●	Q2 2023 sales +4% and +11% ex COVID
●	Vaccines sales +18%, +15% ex COVID with Shingrix +20%
●	Specialty Medicines sales -7%, +12% ex COVID with HIV +12%
●	General Medicines sales +8% with Trelegy +30%
●	Strong sales growth of products launched since 2017 including in Vaccines and HIV contributing to step change in performance
●	Total operating profit and Total continuing EPS >100% driven by strong operating performance and favourable movements in contingent consideration liabilities
●	Adjusted operating profit +11% and Adjusted EPS +16% reflects strong sales ex COVID and higher royalty income offset by increased investment in R&D and new product launches

(Financial Performance – Q2 2023 results unless otherwise stated, growth % and commentary at CER, ex COVID is excluding COVID-19 solutions as defined on page 54).

	Q2 2023			Year to Date
	£m	% AER	% CER	£m	% AER	% CER

Turnover	7,178	4	4	14,129	-	(2)

Turnover ex COVID-19 solutions	7,137	10	11	13,956	13	11

Total operating profit	2,141	98	>100	4,223	25	23

Total continuing EPS	40.1p	>100	>100	76.9p	40	39

Adjusted operating profit	2,170	8	11	4,262	8	6

Adjusted operating margin %	30.2%	1.3ppts	2.0ppts	30.2%	2.2ppts	2.3ppts

Adjusted EPS	38.8p	12	16	75.8p	13	12

Cash generated from operations	1,620	3		1,907	(52)

R&D innovation continued delivery of organic portfolio and targeted business development
●	Arexvy, world’s first RSV vaccine in older adults, approved in US and EU
●	Shingrix approved, for shingles in at-risk adults aged 18 and over in Japan
●	Positive phase III data for MenABCWY vaccine candidate presented at ESPID and supports filing in 2024
●	US FDA Fast Track designation granted to gonorrhoea vaccine candidate
●	CHMP positive opinion for long-acting treatment cabotegravir in HIV prevention
●	Paediatric exclusivity granted for dolutegravir extends US LOE to April 2028
●	Completion of Bellus Health acquisition adds camlipixant, a phase III asset for refractory chronic cough
●	Next US FDA approval decisions include momelotinib (myelofibrosis) and Jemperli (1L endometrial cancer)
●	Development decisions on key phase I/II assets before year end include: bepirovirsen (Hep B), mRNA influenza, CCL17 (pain), IL18 (atopic dermatitis) and therapeutic HSV

2023 guidance upgraded, Q2 2023 dividend of 14p declared, 56.5p expected for full year
●	Turnover to increase 8-10% (from 6-8%)
●	Adjusted operating profit growth 11-13% (from 10-12%)
●	Adjusted EPS growth 14-17% (from 12-15%)

Guidance all at CER and excluding COVID-19 solutions.

Emma Walmsley, Chief Executive Officer, GSK:
“We have delivered another excellent quarter of performance, with strong sales and earnings growth, notably in HIV and Vaccines, and continued strengthening of the R&D pipeline and product portfolio. The approval of Arexvy, the world’s first RSV vaccine, was an important milestone for us and is at the forefront of a next wave in vaccine innovation for GSK. Completion of the Bellus Health acquisition also strengthened our late-stage respiratory pipeline. Our momentum supports the upgrade we have made to our financial guidance for 2023 and further increases our confidence in delivering longer-term profitable growth for shareholders.”

The Total results are presented in summary above and on page 7 and Adjusted results reconciliations are presented on pages 19, 20, 22 and 23. Adjusted results are a non-IFRS measure excluding discontinued operations and other adjustments that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 17 and £% or AER% growth, CER% growth, turnover excluding COVID-19 solutions and other non-IFRS measures are defined on page 54, COVID-19 solutions are defined on page 54. GSK provides guidance on an Adjusted results basis only, for the reasons set out on page 17. All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance, assumptions and cautionary statements’ on page 55.

2023 guidance
GSK revises its full year guidance at constant exchange rates (CER). All expectations and full-year growth rates exclude any contributions from COVID-19 solutions.

During the first half of 2023, GSK exceeded its full-year guidance expectations with a strong performance. This was due to GSK’s strong business momentum across all product areas but particularly in HIV, as well as in General Medicines. The strong allergy season and a favourable post-pandemic recovery in comparison to the first half of 2022 also contributed to the performance. As a result, GSK has upgraded its full-year 2023 guidance at constant exchange rates (CER), excluding any contributions from COVID-19 solutions:

  Turnover is expected to increase between 8 to 10 per cent (from 6 to 8 per cent)
  Adjusted operating profit is expected to increase between 11 to 13 per cent (from 10 to 12 per cent)
  Adjusted earnings per share is expected to increase between 14 to 17 per cent (from 12 to 15 per cent)

In the second half of 2023, GSK expects continued strong performance across all three product areas but with lower growth reflecting a tough comparison to the second half of 2022, particularly in HIV and General Medicines. GSK still expects Adjusted operating profit growth to be higher in the second half of 2023 relative to full-year expectations, with growth of investment reducing in the second half, particularly in the fourth quarter.

This guidance is supported by the following turnover expectations for full year 2023 at CER:

Vaccines	–	expected increase of mid-teens per cent in turnover (unchanged)
Specialty Medicines	–	expected increase of high single-digit per cent in turnover (from mid to high single-digit increase)
General Medicines	–	expected increase of low single-digit per cent in turnover (from broadly flat to slightly down)

Adjusted Operating profit is now expected to grow between 11 to 13 per cent at CER (previously 10 to 12 per cent increase), reflecting higher sales and higher royalty income partially offset by cost of sales which is now expected to increase broadly in line with turnover, reflecting a greater contribution from General Medicines. SG&A is anticipated to increase at a rate broadly aligned to turnover, reflecting targeted support for launches and R&D continues to be expected to increase at a rate slightly below turnover. Adjusted earnings per share are now expected to increase between 14 to 17 per cent at CER, reflecting higher operating profit and more favourable net finance costs. Expectations for non-controlling interests and tax rate of around 15% are unchanged.

Additional commentary
Dividend policies and expected pay-out ratios remain unchanged for GSK. The future dividend policies and guidance regarding the expected dividend pay-out in 2023 for GSK are provided on page 36.

COVID-19 solutions
In Q2 2023, turnover increased by 4% at CER reflecting the comparison to Q2 2022. Excluding COVID-19 solutions, turnover increased by 11% at CER. The adverse impact of lower sales of COVID-19 solutions was one percentage point of growth in the quarter on Adjusted operating profit but increased the margin by 1.8 percentage points. GSK does not anticipate further significant COVID-19 pandemic-related sales or operating profit in 2023. Consequently, GSK now expects full-year 2023 turnover growth to be impacted by approximately 8%, with Adjusted Operating profit growth being reduced between 4% to 5% versus the prior year.

All expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance, assumptions and cautionary statements’ on page 55. If exchange rates were to hold at the closing rates on 30 Jun 2023 ($1.26/£1, €1.17/£1 and Yen 183/£1) for the rest of 2023, the estimated impact on 2023 Sterling turnover growth for GSK would be -2% and if exchange gains or losses were recognised at the same level as in 2022, the estimated impact on 2023 Sterling Adjusted Operating Profit growth for GSK would be -5%.

Results presentation
A conference call and webcast for investors and analysts of the quarterly results will be hosted by Emma Walmsley, CEO, at 12pm BST on 26 July 2023. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Notwithstanding the inclusion of weblinks, information available on the Company’s website, or from non GSK sources, is not incorporated by reference into this Results Announcement.

Performance: turnover

Turnover	Q2 2023			Year to date

	£m	Growth AER%	Growth CER%	£m	Growth AER%	Growth CER%

Shingles	880	20	20	1,713	20	16
Meningitis	266	13	13	546	22	19
Influenza	23	(28)	(28)	35	(30)	(28)
Established Vaccines	812	13	13	1,627	12	8

Vaccines excluding COVID-19 solutions	1,981	16	15	3,921	16	12
COVID-19 solutions: Pandemic vaccines	41	-	-	142	-	-

Vaccines	2,022	18	18	4,063	20	16

HIV	1,580	13	12	3,048	18	14
Respiratory/Immunology and Other	792	16	16	1,393	16	13
Oncology	151	(2)	(3)	287	2	(1)

Specialty Medicines excluding COVID-19 solutions	2,523	13	12	4,728	16	12

COVID-19 solutions: Xevudy	-	(100)	(100)	31	(98)	(98)

Specialty Medicines	2,523	(7)	(7)	4,759	(18)	(21)

Respiratory	1,792	9	9	3,559	12	10
Other General Medicines	841	(2)	4	1,748	2	6

General Medicines	2,633	5	8	5,307	8	8

Total	7,178	4	4	14,129	-	(2)

Total excluding COVID-19 solutions	7,137	10	11	13,956	13	11

By Region:
US	3,610	9	7	6,880	-	(5)
Europe	1,644	6	4	3,348	4	1
International	1,924	(7)	-	3,901	(3)	1

Total	7,178	4	4	14,129	-	(2)

Turnover excluding COVID-19 solutions is a non-IFRS measure defined on page 54 with the reconciliation to the IFRS measure Turnover included in the table above.

			£m	AER	CER		£m	AER	CER
Vaccines	Total	Q2 23	2,022	18%	18%	YTD	4,063	20%	16%
	Excluding COVID-19 solutions	Q2 23	1,981	16%	15%	YTD	3,921	16%	12%

Double-digit growth for Vaccines in Q2 23 and YTD was driven by geographical expansion and market growth for Shingrix, favourable US Center for Disease Control (CDC) stockpile movements for Rotarix, and uptake in National Immunisation Programmes for Bexsero.

Shingles	Q2 23	880	20%	20%	YTD	1,713	20%	16%

Shingrix, a vaccine against herpes zoster (shingles), grew in Q2 23 and YTD in International and Europe reflecting geo-expansion and increased demand. Sales outside of the US in the quarter also include stocking for the UK national immunisation programme and channel inventory replenishment in China. US sales declined 10% in the quarter impacted by unfavourable wholesaler and distributor inventory movements plus lower non-retail demand partly offset by strong retail growth and pricing. The US cumulative immunisation rate grew from 30% at year end to 32% at the end of Q1 23 with vaccination in adults 65 and older boosted by co-pay removal in the Inflation Reduction Act. Shingrix is now available in 33 countries.

Meningitis	Q2 23	266	13%	13%	YTD	546	22%	19%

Building upon the momentum from Q1 23, Meningitis vaccines grew again in Q2 23 primarily driven by Bexsero, the vaccine against meningitis B, with higher sales in Europe mainly from inclusion in National Immunisation Programmes and in International due to increased private and public market demand. YTD sales benefitted from the initial stocking of Menveo liquid formulation and higher CDC purchases in the US as well as demand in anticipation of a Bexsero price increase in International in Q1 23.

		£m	AER	CER		£m	AER	CER
Established Vaccines	Q2 23	812	13%	13%	YTD	1,627	12%	8%

Established Vaccines growth in Q2 23 was driven by Rotarix, benefitting from the favourable impacts of a US CDC stockpile borrow in 2022 and a replenishment in the current quarter. Cervarix, grew in Q2 23 in International and Europe reflecting higher demand and timing of deliveries. This is partly offset by Infanrix/Pediarix, due to the negative impact of a CDC stockpile borrow in the quarter and continued competitive pressure in the US. Outside of Q2 23 performance drivers, YTD turnover includes growth of Hepatitis vaccines resulting from continued travel market recovery in Europe and International and a decline on Synflorix, reflecting lower demand related to decreased birth cohorts and phasing of public market supply in International.

Specialty Medicines	Total	Q2 23	2,523	(7%)	(7%)	YTD	4,759	(18%)	(21%)
	Excluding COVID-19 solutions	Q2 23	2,523	13%	12%	YTD	4,728	16%	12%

In Q2 23 and YTD there were minimal sales of Xevudy contrasting with strong sales YTD 2022. Specialty Medicines growth excluding COVID-19 solutions reflects consistent performance in Q2 23 and YTD driven by HIV and Respiratory/Immunology and Other categories.

HIV	Q2 23	1,580	13%	12%	YTD	3,048	18%	14%

The performance of HIV benefitted from strong patient demand, driven by the Oral two-drug regimen (Oral 2DR) and Long-Acting medicines which contributed approximately eight percentage points of growth. Pricing favourability driven by the US contributed two percentage points of growth. YTD includes the majority of the inventory depletion now expected from the 2022 build.

Oral 2DR and Long-Acting	Q2 23	805	46%	44%	YTD	1,502	53%	47%

Oral 2DR (Dovato, Juluca) and Long-Acting medicines (Cabenuva, Apretude) sales growth continues and now represent 51% of the total HIV portfolio compared to 39% for Q2 22, driven by market share growth of 4 percentage points versus Q2 22. Long-Acting medicines sales in the quarter were £212 million, growing £128 million versus Q2 22 and £61 million versus Q1 23, with approximately three quarters of sales coming from patient switches from competitor products.

Respiratory/Immunology and Other	Q2 23	792	16%	16%	YTD	1,393	16%	13%

This therapy area includes sales of Nucala and Benlysta plus Duvroq (Daprodustat) in Japan. Growth in Q2 23 exceeds YTD reflecting the impact of wholesaler inventory movements in US and International regions in Q1 23.

Nucala	Q2 23	424	16%	15%	YTD	771	16%	13%

Nucala is a IL-5 antagonist monoclonal antibody treatment for severe asthma, with additional indications including chronic rhinosinusitis with nasal polyps, eosinophilic granulomatosis with polyangiitis (EGPA) and hypereosinophilic syndrome (HES). Strong growth in all regions in Q2 23 reflected patient demand in severe eosinophilic asthma and for the new indications with ongoing launches. YTD growth is slightly lower due to impact of US inventory depletion in Q1 23 and an unfavourable prior period Return and Rebates (RAR) adjustment.

Benlysta	Q2 23	358	21%	19%	YTD	611	19%	15%

Benlysta, a monoclonal antibody treatment for Lupus, continues to show consistent growth representing strong demand in US and Europe alongside biological penetration and volume uptake in China and Japan. US growth in Q2 23 shows an acceleration following wholesaler inventory movements in Q1 23.

		£m	AER	CER		£m	AER	CER
Oncology	Q2 23	151	(2%)	(3%)	YTD	287	2%	(1%)

In Q2 23 and YTD sales were impacted by the withdrawal of Blenrep from the US market in November 2022. Jemperli grew strongly in Q2 23, achieving £25 million sales driven by increasing new patient starts in the US, and is now available in 18 markets worldwide.

Zejula	Q2 23	117	(3%)	(2%)	YTD	231	6%	4%

In the US, growth of the first line indication of Zejula, a PARP inhibitor treatment for ovarian cancer, was more than offset by reduction in use in second line following the update to prescribing information agreed with the FDA in Q4 2022. Zejula delivered strong sales growth in Europe and International markets in both Q2 23 and YTD.

General Medicines	Q2 23	2,633	5%	8%	YTD	5,307	8%	8%

Growth driven in Q2 23 and YTD by both Respiratory and Other General Medicines categories, with ongoing demand for Trelegy in all regions. YTD benefitted from a strong allergy season in Japan and continued post pandemic recovery of the antibiotic market in Europe and International regions.

Respiratory	Q2 23	1,792	9%	9%	YTD	3,559	12%	10%

Performance in Q2 23 and YTD reflects growth of Trelegy and the single inhaled triple therapy (SITT) class across all regions and of Anoro in Europe and International. YTD growth also includes the benefits of a strong allergy season in Japan. In Q2 23 and YTD favourable US prior period RAR adjustments to Seretide/Advair and Trelegy were offset by adverse adjustments to Relvar/Breo and Flixotide/Flovent.

Trelegy	Q2 23	611	31%	30%	YTD	1,076	33%	29%

Trelegy is the most prescribed SITT treatment for COPD and asthma. Trelegy grew in Q2 23 and YTD with strong performance across all regions, reflecting increased patient demand and growth of the SITT market. Favourable US prior period RAR adjustments contributed 7 percentage points of growth in Q2 23 and 3 percentage points YTD.

Seretide/Advair	Q2 23	322	23%	26%	YTD	661	17%	16%

Seretide/Advair is an ICS/LABA treatment for asthma and COPD. Growth in Q2 23 and YTD reflected targeted promotion in certain International markets and the benefit of favourable US prior period RAR adjustments which contributed 16 percentage points in Q2 23 and 14 percentage points YTD. Growth was partially offset by the ongoing impact of generic competition in Europe, US and certain International markets.

Other General Medicines	Q2 23	841	(2%)	4%	YTD	1,748	2%	6%

Growth in Q2 23 reflects ongoing post pandemic demand for anti-infectives in Europe and International, and certain third party manufacturing agreements. Ongoing generic competition continues to impact this product group in Q2 23 and YTD.

By Region

			£m	AER	CER		£m	AER	CER
US	Total	Q2 23	3,610	9%	7%	YTD	6,880	-	(5%)
	Excluding COVID-19 solutions	Q2 23	3,611	10%	8%	YTD	6,881	13%	7%

Strong Xevudy sales in 2022 caused a 12 percentage points adverse impact on growth YTD, but in Q2 23 the impact is not significant. Excluding this effect, Specialty Medicines grew in Q2 23 and YTD driven by strong HIV performance and Nucala and Benlysta continued growth, partially offset by Oncology, due to the withdrawal of Blenrep in November 2022. General Medicines growth was driven by Trelegy increased patient demand and growth of the SITT market. Vaccines product group was broadly flat in Q2 23 and YTD reflecting lower non-retail demand, wholesaler destocking and a strong Q1 22 comparator on Shingrix growth resulting in a decline of 10% in the quarter for Shingrix, offset by favourable CDC stockpile movements in Established Vaccines.

Europe	Total	Q2 23	1,644	6%	4%	YTD	3,348	4%	1%
	Excluding COVID-19 solutions	Q2 23	1,621	14%	12%	YTD	3,224	16%	13%

Strong Xevudy sales in 2022 caused a 8 percentage points adverse impact on growth in Q2 23 and 12 percentage points in YTD. Excluding this effect, Europe grew strongly in Q2 23 and YTD. Vaccines strong growth reflected Shingrix stocking, launches and uptake and Bexsero national immunisation campaigns in France and Spain alongside ongoing travel vaccine recovery. Specialty Medicines delivered double digit growth due to HIV, Oncology, and in Respiratory/ Immunology for Benlysta and Nucala which included the impact of new indication launches.

International	Total	Q2 23	1,924	(7%)	-	YTD	3,901	(3%)	1%
	Excluding COVID-19 solutions	Q2 23	1,905	9%	17%	YTD	3,851	11%	15%

Strong Xevudy sales in 2022 caused a 17 percentage points adverse impact on growth in Q2 23 and 14 percentage points in YTD. Excluding this effect, all product groups grew in Q2 23 and YTD. Vaccines double digit growth was driven by Shingrix stocking in China and uptake in Japan plus launches in other markets. Specialty Medicines grew due to HIV, Oncology and Respiratory/Immunology with Nucala delivering strong growth in severe eosinophilic asthma and new indications. General Medicines product group was driven by Respiratory, with Trelegy growth and a strong allergy season in Japan. Other General Medicines growth was driven by strong post pandemic antibiotic demand for Augmentin.

Financial performance

Total Results	Q2 2023			Year to Date
	£m	% AER	% CER	£m	% AER	% CER

Turnover	7,178	4	4	14,129	-	(2)
Cost of sales	(1,932)	(11)	(11)	(3,875)	(21)	(21)
Selling, general and administration	(2,268)	10	9	(4,411)	14	10
Research and development	(1,341)	8	7	(2,601)	11	8
Royalty income	226	42	44	406	37	36
Other operating income/(expense)	278			575

Operating profit	2,141	98	>100	4,223	25	23

Net Finance expense	(152)			(326)	(14)	(17)
Share of after tax profit/(loss) of associates and joint ventures	(2)			(4)
Profit/(loss) on disposal of interest in associates	-			1

Profit before taxation	1,987	>100	>100	3,894	30	28

Taxation	(242)			(518)
Tax rate %	12.2%			13.3%

Profit after taxation	1,745	>100	>100	3,376	34	32

Profit attributable to non-controlling interests	121			262
Profit attributable to shareholders	1,624			3,114

	1,745	>100	>100	3,376	34	32

Earnings per share	40.1p	>100	>100	76.9p	40	39

Financial Performance – Q2 2023 results unless otherwise stated, growth % and commentary at CER.

Adjusted results Reconciliations between Total results and Adjusted results for Q2 2023, Q2 2022, H1 2023 and H1 2022 are set out on pages 19, 20, 22 and 23.

	Q2 2023			Year to Date
	£m	% AER	% CER	£m	% AER	% CER

Turnover	7,178	4	4	14,129	-	(2)

Cost of sales	(1,728)	(12)	(12)	(3,480)	(23)	(23)
Selling, general and administration	(2,191)	12	11	(4,256)	14	11
Research and development	(1,315)	14	13	(2,537)	13	10
Royalty income	226	42	44	406	37	36

Adjusted operating profit	2,170	8	11	4,262	8	6

Adjusted profit before taxation	2,016	10	14	3,936	10	8
Taxation	(315)	14	18	(618)	10	8

Adjusted profit after taxation	1,701	10	14	3,318	10	9

Adjusted profit attributable to non-controlling interests	130			251
Adjusted profit attributable to shareholders	1,571			3,067

	1,701	10	14	3,318	10	9

Earnings per share	38.8p	12	16	75.8p	13	12

		Q2 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Cost of sales	Total	1,932	(11%)	(11%)	3,875	(21%)	(21%)
	% of sales	26.9%	(4.5%)	(4.5%)	27.4%	(7.2%)	(6.8%)
	Adjusted	1,728	(12%)	(12%)	3,480	(23%)	(23%)
	% of sales	24.1%	(4.4%)	(4.3%)	24.6%	(7.2%)	(6.8%)

The decrease in Total and Adjusted cost of sales as a percentage of sales in Q2 2023 and year to date primarily reflected lower sales of lower margin Xevudy compared to Q2 2022 and YTD 2022. In the quarter, positive mix and efficiencies were offset by higher freight and energy costs and the year to date also reflected an unfavourable comparator to a one-time benefit from inventory adjustments in Q1 2022.

		Q2 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Selling, general & administration	Total	2,268	10%	9%	4,411	14%	10%
	% of sales	31.6%	1.8%	1.3%	31.2%	3.8%	3.4%
	Adjusted	2,191	12%	11%	4,256	14%	11%
	% of sales	30.5%	2.3%	1.8%	30.1%	3.7%	3.4%

Growth in Total and Adjusted SG&A in Q2 2023 primarily reflected an increased level of launch investment in Specialty Medicines, particularly HIV and Vaccines including Shingrix and preparation for the launch of Arexvy. Total SG&A also reflected an increase in significant legal costs in the quarter (see details on page 19).

Year to date growth in Total and Adjusted SG&A is primarily relating to an increased level of launch investment in Specialty Medicines, particularly HIV and Vaccines, and the Zejula royalty dispute provision in Q1 2023. Growth was partly offset by favourable comparison due to impairment provisions relating to Ukraine in the year to date 2022 and the continuing benefit of restructuring and tight control of ongoing costs.

		Q2 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Research & development	Total	1,341	8%	7%	2,601	11%	8%
	% of sales	18.7%	0.8%	0.5%	18.4%	1.8%	1.7%
	Adjusted	1,315	14%	13%	2,537	13%	10%
	% of sales	18.3%	1.7%	1.4%	18.0%	2.1%	1.9%

Growth in Total and Adjusted R&D reflected continued investment across a combination of both early and late-stage programmes. There was increased investment in the early-stage research portfolio, particularly CCL17 for osteo arthritic pain and IL18 for atopic dermatitis. There was also increased investment in the HIV portfolio, particularly in next generation long-acting HIV medicines. In addition, there was higher investment in Jemperli as phase II/III trials in rectal and colon cancer progress as well as in ongoing trials in endometrial cancer and momelotinib, a potential new treatment of myelofibrosis patients with anaemia; and for bepirovirsen, to support development in chronic hepatitis B. These increases in investment were partly offset by decreases related to the completion of late-stage clinical programmes for otilimab and Cell & Gene Therapy.

Within Vaccines there was increased investment in recently acquired pneumococcal programmes, partly offset by reduced investment in RSV following the successful completion of a phase III clinical trial and decreased spend on other programmes.

The year to date factors were similar, but also included reduced R&D investment in Blenrep versus the same period in 2022.

		Q2 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Royalty income	Total	226	42%	44%	406	37%	36%
	Adjusted	226	42%	44%	406	37%	36%

Growth in Total and Adjusted royalty income in Q2 2023 primarily related to Gardasil royalties, which increased to £132 million in the quarter and £203 million in the year to date, as well as Kesimpta and Biktarvy royalties.

		Q2 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Other operating income/(expense)	Total	278	>100%	>100%	575	>100%	>100%

The increase in Q2 2023 primarily reflected an accounting credit of £189 million (Q2 2022: £699 million charge) arising from the remeasurement of contingent consideration liabilities and the liabilities for the Pfizer, Inc. (Pfizer) put option and Pfizer and Shionogi & Co. Ltd (Shionogi) preferential dividends in ViiV Healthcare.

Year to date includes a favourable comparison due to an accounting credit of £460 million (YTD 2022: £1,031 million charge) arising from the remeasurement of contingent consideration liabilities and the liabilities for the Pfizer put option and the Pfizer and Shionogi preferential dividends. This was partly offset by the upfront income in Q1 2022 of £0.9 billion received from the settlement with Gilead Sciences, Inc. (Gilead).

		Q2 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Operating profit	Total	2,141	98%	>100%	4,223	25%	23%
	% of sales	29.8%	14.2%	15.0%	29.9%	6.0%	6.2%
	Adjusted	2,170	8%	11%	4,262	8%	6%
	% of sales	30.2%	1.3%	2.0%	30.2%	2.2%	2.3%

Total operating profit margin was higher in the quarter and year to date due to strong operating performance and favourable movements in contingent consideration liabilities, partly offset in the year to date by an unfavourable comparison due to the £0.9 billion upfront income received from the settlement with Gilead in Q1 2022.

Adjusted operating profit in Q2 2023 benefitted from strong sales across all three product areas and higher royalty income, partly offset by increased investment in R&D and product launches. The adverse impact of lower sales of COVID-19 solutions was one percentage point of growth in the quarter but increased the Adjusted operating profit margin by 1.8 percentage points. Year to date Adjusted operating profit was also impacted by lower sales of COVID-19 solutions which led to a drag of 3 percentage points at AER and CER but increased the Adjusted operating profit margin by 2.9 percentage points. Excluding COVID-19 solutions sales, year to date Adjusted operating profit benefitted from strong sales partly offset by increased legal charges primarily relating to the Zejula royalty dispute and an unfavourable comparison to one-time benefits from inventory adjustments in the year to date 2022.

Contingent consideration cash payments made to Shionogi and other companies reduce the balance sheet liability. Total contingent consideration cash payments in the year to date 2023 amounted to £579 million (YTD 2022: £615 million). These included cash payments made to Shionogi of £565 million (YTD 2022: £603 million).

		Q2 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Adjusted operating profit by business	Commercial Operations	3,481	5%	6%	6,856	7%	4%
	% of sales	48.5%	0.8%	0.7%	48.5%	3.0%	2.6%
	R&D	(1,273)	11%	10%	(2,505)	11%	8%

Commercial Operations Adjusted operating profit in the quarter and year to date benefitted from product mix upside (with minimal Xevudy sales) and increased royalty income, partly offset by increased investment in growth and launch assets as well as an increase in legal provisions in the year to date.

The R&D segment operating expenses primarily reflected continued investment across a combination of both early and late-stage programmes, as well as pneumococcal programmes. This was partly offset by decreases related to the completion of late-stage clinical development programmes and reduced investment in RSV and Blenrep versus the same period in 2022.

		Q2 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Net finance costs	Total	152	(17%)	(17%)	326	(14%)	(17%)
	Adjusted	152	(16%)	(17%)	322	(15%)	(17%)

The decrease in net finance costs in Q2 2023 and year to date is mainly driven by the net savings from maturing bonds including the Sterling Notes repurchase in Q4 2022 and higher interest income on cash.

		Q2 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Taxation	Total	242	61%	67%	518	10%	7%
	Tax rate %	12.2%			13.3%
	Adjusted	315	14%	18%	618	10%	8%
	Tax rate %	15.6%			15.7%

The effective tax rate impact is broadly in line with expectations for the quarter. Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2022. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

		Q2 2023			Year to Date
		£m	AER	CER	£m	AER	CER
Non-controlling interests	Total	121	>100%	>100%	262	(17%)	(22%)
	Adjusted	130	(13%)	(15%)	251	(19%)	(24%)

The increase in Total profit from continuing operations allocated to non-controlling interests in Q2 2023 was primarily driven by a higher allocation of ViiV Healthcare profits of £127 million (Q2 2022: £41 million). The year to date was impacted by lower net profits in some of the Group’s other entities with non-controlling interests with a stable allocation of ViiV Healthcare profits of £267 million (2022: £268 million).

The Q2 2023 and year to date decreases in Adjusted profit from continuing operations allocated to non-controlling interests reflected lower profit allocations from ViiV Healthcare of £136 million in the quarter (Q2 2022: £151 million) and year to date £256 million (2022: £264 million) and lower net profits in some of the Group’s other entities with non-controlling interests.

		Q2 2023			Year to Date
		£p	AER	CER	£p	AER	CER
Earnings per share	Total	40.1p	>100%	>100%	76.9p	40%	39%
	Adjusted	38.8p	12%	16%	75.8p	13%	12%

The increase in Total EPS in the quarter primarily reflected remeasurement credits for contingent consideration liabilities compared to charges in Q2 2022 partly offset by higher non-controlling interests. In the year to date there is an unfavourable comparison due to upfront income received from the settlement with Gilead in Q1 2022.

Adjusted EPS in the quarter and YTD reflected strong growth in sales across all product areas excluding COVID-19 solutions, a benefit from mix, higher royalty income, lower finance costs and lower non-controlling interests, partly offset by investment behind launches in Specialty Medicines including HIV and Vaccines and higher supply chain costs, freight and distribution costs. The year to date growth was also impacted by increased legal charges primarily relating to royalties. The decline in lower margin COVID-19 solutions sales resulted in 1 percentage point impact on Adjusted EPS growth in the quarter and 3 percentage points in the year to date.

Currency impact on results
The results for the year to date 2023 are based on average exchange rates, principally £1/$1.23, £1/€1.14 and £1/Yen 168. The results for Q2 2023 are based on average exchange rates, principally £1/$1.25, £1/€1.15 and £1/Yen 173. The period-end exchange rates were £1/$1.26, £1/€1.17 and £1/Yen 183. Comparative exchange rates are given on page 37.

In Q2 2023, turnover was up 4% at AER and 4% at CER. Total EPS from continuing operations was 40.1p compared with 17.5p in Q2 2022. Adjusted EPS was 38.8p compared with 34.7p in Q2 2022, up 12% at AER and 16% at CER. The adverse currency impact primarily reflected the weakening of emerging market currencies against Sterling partly offset by weakening of Sterling against the US Dollar and the Euro. Exchange gains or losses on the settlement of intercompany transactions had a two percent adverse impact on the four percentage points adverse currency impact on Adjusted EPS.

In the year to date 2023, turnover was stable at AER and down 2% at CER. Total EPS from continuing operations was 76.9p compared with 54.8p in YTD 2022. Adjusted EPS was 75.8p compared with 67.0p in YTD 2022, up 13% at AER and 12% at CER. The favourable currency impact primarily reflected the weakening of Sterling against the US Dollar and the Euro partly offset by the weakening of emerging market currencies against Sterling. Exchange gains or losses on the settlement of intercompany transactions had a one percent adverse impact on the one percentage point favourable currency impact on Adjusted EPS.

Cash generation

Cash flow
	Q2 2023 £m	H1 2023 £m	H1 2022 £m

Cash generated from operations attributable to continuing operations (£m)	1,620	1,907	3,936
Cash generated from operations attributable to discontinued operations (£m)	-	-	918

Total cash generated from operations (£m)	1,620	1,907	4,854

Total net cash generated from operating activities (£m)	1,307	1,360	4,177

Free cash inflow/(outflow) from continuing operations* (£m)	348	(341)	1,741
Free cash flow from continuing operations growth (%)	34%	<(100)%	>100%
Free cash flow conversion from continuing operations* (%)	21%	-	79%
Total net debt** (£m)	18,220	18,220	21,458

*	Free cash flow from continuing operations and free cash flow conversion are defined on page 54. Free cash flow from continuing operations is analysed on page 44.
**	Net debt is analysed on page 44.

Q2 2023
Cash generated from operating activities from continuing operations for the quarter was £1,620 million (Q2 2022: £1,584 million). The increase primarily reflected favourable timing of profit share payments for Xevudy and timing of returns and rebates, partly offset by additional pension contributions and an increase in trade receivables due to higher sales.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £278 million (Q2 2022: £395 million), all of which was recognised in cash flows from operating activities. These payments are deductible for tax purposes.

Free cash inflow was £348 million for the quarter (Q2 2022: £264 million inflow). The increase primarily reflected favourable timing of profit share payments for Xevudy and timing of returns and rebates, partly offset by an increase in trade receivables due to higher sales, additional pension contributions and higher dividend payments to non-controlling interests.

H1 2023
Cash generated from operating activities from continuing operations was £1,907 million (H1 2022: £3,936 million). The decrease primarily reflected an unfavourable comparison due to the upfront income from the settlement with Gilead received in Q1 2022, additional pension contributions, increase in trade receivables due to higher sales, increase in seasonal inventory and lower payable balances reflecting increased investment in 2022.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the half year were £565 million (H1 2022: £603 million), all of which was recognised in cash flows from operating activities. These payments are deductible for tax purposes.

Free cash outflow was £341 million for the six months (H1 2022: £1,741 million inflow). The decrease primarily reflected an unfavourable comparison due to the upfront income from the settlement with Gilead received in Q1 2022, additional pension contributions, increase in trade receivables due to higher sales, increase in seasonal inventory, lower payable balances reflecting increased investment in 2022 and higher dividend payments to non-controlling interests.

Total Net debt
At 30 June 2023, net debt was £18,220 million, compared with £17,197 million at 31 December 2022, comprising gross debt of £21,474 million and cash and liquid investments of £3,254 million.

Net debt increased by £1 billion primarily due to the net acquisition cost of Bellus Health for £1.4 billion, dividends paid to shareholders of £1.1 billion, and £0.3 billion free cash outflow. This was partly offset by £0.8 billion disposal of investments, £0.1 billion disposal of businesses, £0.2 billion of income received from equity investments and net favourable exchange impacts of £0.7 billion from the translation of non-Sterling denominated debt and exchange on other financing items.

At 30 June 2023, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £5,921 million with loans of £2,286 million repayable in the subsequent year.

Q2 2023 pipeline highlights (since 26 April 2023)

	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory approvals or other regulatory action	Arexvy	RSV, older adults aged 60+ years	Regulatory approval (US, EU)
	Shingrix	Shingles, at-risk adults aged 18+ years	Regulatory approval (JP)
	cabotegravir	HIV, pre-exposure prophylaxis, long-acting injectable and tablets	Positive CHMP opinion (EU)
	daprodustat	ASCEND-D (anaemia of chronic kidney disease on dialysis)	Positive CHMP opinion (EU) refer to page 52
Regulatory submissions or acceptances	Menveo	Liquid formulation, meningitis ACWY	Regulatory acceptance (EU)
	Jemperli	RUBY (1L mismatch repair deficient/microsatellite instability-high (dMMR/MSI-H) endometrial cancer)	Regulatory acceptance (US)
Phase III data readouts or other significant events	Arexvy	RSV, older adults aged 60+ years	Positive phase III data (season two)
	Arexvy	RSV, older adults aged 60+ years	US CDC ACIP recommendation
	MenABCWY (gen 1) vaccine candidate	Meningitis ABCWY	Phase III data presentation
	Neisseria gonorrhoeae vaccine candidate	Neisseria gonorrhoeae	US FDA Fast Track designation granted
	GSK3858279 (anti-CCL17 antibody)	Osteoarthritis pain, diabetic peripheral neuropathic pain	US FDA Fast Track designation granted

Anticipated news flow

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H2 2023	Arexvy	RSV, older adults aged 50-59 years	Phase III data readout
	Arexvy	RSV, older adults aged 50-59 years	Regulatory submission (US, EU, JP)
	RSV older adult vaccine candidate	RSV, older adults aged 60+ years	Regulatory decision (JP)
	bepirovirsen	B-Together (hepatitis B virus)	Phase IIb data readout
	gepotidacin	EAGLE-2/3 (uncomplicated urinary tract infection)	Regulatory submission (US, EU)
	cabotegravir	HIV, pre-exposure prophylaxis, long-acting injectable	Regulatory decision (EU)
	Vocabria	HIV	Regulatory decision (CN)
	Nucala	Chronic rhinosinusitis with nasal polyps	Regulatory submission (CN, JP)
	Blenrep	DREAMM-7 (2L+ multiple myeloma)	Phase III data readout
	Blenrep	DREAMM-8 (2L+ multiple myeloma)	Phase III data readout
	Jemperli	RUBY (1L dMMR/MSI-H endometrial cancer)	Regulatory decision (US)
	momelotinib	MOMENTUM (myelofibrosis with anaemia)	Regulatory decision (US)
	momelotinib	MOMENTUM (myelofibrosis with anaemia)	Regulatory submission (JP)
H1 2024	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Phase III data readout
	MenABCWY (gen 2) vaccine candidate	Meningitis ABCWY	Phase II data readout
	MenABCWY (gen 1) vaccine candidate	Meningitis ABCWY	Regulatory submission (US, EU)
	Blenrep	DREAMM-7 (2L+ multiple myeloma)	Regulatory submission (US, EU)
	Blenrep	DREAMM-8 (2L+ multiple myeloma)	Regulatory submission (US, EU)
	Jemperli	RUBY (1L dMMR/MSI-H endometrial cancer)	Regulatory decision (EU)
	Jemperli	RUBY part 2 (1L endometrial cancer)	Phase III data readout
	Jemperli	RUBY part 2 (1L endometrial cancer)	Regulatory submission (US, EU)
	momelotinib	MOMENTUM (myelofibrosis with anaemia)	Regulatory decision (EU, JP)
	Zejula	FIRST (1L maintenance ovarian cancer)	Phase III data readout
H2 2024	Arexvy	RSV, older adults aged 50-59 years	Regulatory decision (US, EU, JP)
	gepotidacin	EAGLE-2/3 (uncomplicated urinary tract infection)	Regulatory decision (US, EU)
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory submission (US)
	depemokimab	SWIFT-1/2 (severe asthma)	Phase III data readout
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Phase III data readout
	Nucala	Severe asthma	Regulatory decision (CN)
	Nucala	Chronic rhinosinusitis with nasal polyps	Regulatory decision (JP)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Phase III data readout
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory submission (US)
	cobolimab	COSTAR (non-small cell lung cancer)	Phase III data readout
	Zejula	ZEAL (1L maintenance non-small cell lung cancer)	Phase III data readout
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Phase III data readout

Refer to pages 45 to 52 for further details on several key medicines and vaccines in development by therapy area.

Trust: progress on our six priority areas for responsible business
Building Trust by operating responsibly is integral to GSK’s strategy and culture. This will support growth and returns to shareholders, reduce risk, and help GSK’s people thrive while delivering sustainable health impact at scale. The Company has identified six Environmental, Social, and Governance (ESG) focus areas that address what is most material to GSK’s business and the issues that matter the most to its stakeholders. Highlights below include activity since Q1 2023 results. For more details on annual updates, please see GSK’S ESG Performance Report 2022 at: https://gsk.to/2022ESGPerf.

Access
Commitment: to make GSK’s vaccines and medicines available at value-based prices that are sustainable for the business and implement access strategies that increase the use of GSK’s vaccines and medicines to treat and protect underserved people.

Progress since Q1 2023:

●
GSK continues to support access to vaccines through Gavi, the Vaccine Alliance. In July, Gavi announced the first countries to be allocated doses of the RTS,S/AS01E vaccine against malaria, a vaccine developed by GSK and partners for use in malaria endemic countries. These nine new countries will start rolling out the vaccine with Gavi support from early 2024, joining the three countries (Ghana, Kenya and Malawi) involved in the Malaria Vaccine Implementation Programme. The announcement marks an important step towards reaching millions more children with this ground-breaking vaccine.

●
In 2013, GSK and Save the Children formed an ambitious and strategic global partnership using the companies’ combined expertise, resources and influence to help save one million children's lives. In June, the partnership reached a ten-year milestone and reported progress reaching over 3.5 million children in 51 countries with essential healthcare, training over 39,000 health workers and immunising over 240,000 children under the age of five.

●	Performance metrics related to access are updated annually with details from the most recent year on page 9 of GSK’s ESG Performance Report 2022.

Global health and health security Commitment: develop novel products and technologies to treat and prevent priority diseases, including pandemic threats.

Progress since Q1 2023:

●
GSK is committed to tackling tuberculosis, the world’s second-leading cause of death by infectious diseases after COVID-19. GSK’s early research, up to proof-of-concept (phase IIb), led to the development of candidate vaccine M72/AS01E against tuberculosis. GSK partnered with the Bill and Melinda Gates Medical Research institute for further development. In June, Wellcome and the Bill & Melinda Gates Foundation announced funding (approximately $550 million) for a phase III trial of the M72/AS01E candidate vaccine. If successful in late-stage clinical trials, it will be the first new vaccine to help prevent pulmonary tuberculosis in over a century.

●
GSK has been working with partners since 1999 to tackle neglected tropical diseases, including lymphatic filariasis (LF), a debilitating disease caused by a parasite transmitted to humans through the bites of mosquitoes. A key component in eliminating LF, is the use of GSK’s albendazole to reduce the level of parasites in infected people and break the cycle of transmission to endemic countries. GSK provides albendazole to endemic countries, including Bangladesh, through its donation programme. In June, Bangladesh, via the WHO’s South-East Asia Regional Office, announced that it has eliminated LF – a significant milestone in our joint effort to get ahead of disease together.

●	Performance metrics related to global health and health security are updated annually with details from the most recent year on page 13 of GSK’s ESG Performance Report 2022.

Environment Commitment: committed to a net zero, nature-positive, healthier planet with ambitious goals set for 2030 and 2045.

Progress since Q1 2023:

●
GSK is dedicated to doing more to protect the environment and was selected by the Science Based Target Network (SBTN) to be part of the first group of companies preparing to set science-based targets for nature, building on our existing nature targets. GSK will be using their new guidance and methodologies to reduce our impacts on nature, increase positive outcomes for people, and build business resilience.

●
GSK remains resolutely focused on delivering on existing nature targets while following new guidance and methodologies. GSK is supporting key suppliers to reduce their impact on nature by setting ambitious new standards for suppliers who provide materials that are highly dependent on nature, like lactose, gelatine and soy. The standards, developed in collaboration with third-party experts, aim to support these suppliers to assess, improve, and verify their approach to addressing a range of nature impacts – and associated climate and social impacts – including land-use, water stewardship and biodiversity. Meeting these standards should have positive impacts for nature and people and make our supply chains more resilient. More information can be found at: https://gsk.to/sustainable.

●	Performance metrics related to environment are updated annually with details from the most recent year on page 16 of GSK’s ESG Performance Report 2022

Diversity, equity and inclusion
Commitment: create a diverse, equitable and inclusive workplace; enhance recruitment of diverse patient populations in GSK clinical trials; and support diverse communities.

Progress since Q1 2023:

●
GSK is committed to reducing health inequities and understands the industry can do more by investing in local interventions to help create healthier communities and sustain best practices from the pandemic. In June, GSK announced the launch of the COiMMUNITY Initiative to contribute to a more equitable and resilient public health infrastructure and bolster existing partner efforts – leading to more vaccinated adults. Through the initiative, grant funding will be provided to support national, state, and local non-profit organisations and community-based groups focused on adult immunisation and health equity, increased information on adult immunisation trends will be made available through enhanced vaccine tracking capabilities and new resources will help implement tangible solutions. More information can be found at https://gsk.to/COiMMUNITY.

●	Performance metrics related to diversity, equity and inclusion are updated annually with details from the most recent year on page 23 of GSK’s ESG Performance Report 2022.

Ethical standards
Commitment: promote ethical behaviour across GSK’s business by supporting its employees to do the right thing and working with suppliers that share GSK’s standards and operate responsibly.

●	Performance metrics related to ethical standards are updated annually with details from the most recent year on page 26 of GSK’s ESG Performance Report 2022.

Product governance Commitment: maintain robust quality and safety processes and responsibly use data and new technologies.

●	Performance metrics related to product governance are updated annually with details from the most recent year on page 30 of GSK’s ESG Performance Report 2022.

ESG rating performance Detailed below is how GSK performs in key ESG ratings.

External benchmark	Current score/ranking	Previous score/ranking	Comments
S&P Global’s Corporate Sustainability Assessment	86	88	2nd in the pharmaceutical industry group; Assessment conducted annually, current score based on 2022 submission
Access to Medicines Index	4.23	4.06	Led the bi-annual index since its inception in 2008; Updated bi-annually, current results from Nov 2022
Antimicrobial resistance benchmark	86%	84%	Led the bi-annual benchmark since its inception in 2018; Current ranking updated Nov 2021
CDP Climate Change	A-	A-	Updated annually, current scores updated Dec 2022 (for supplier engagement, March 2023)
CDP Water Security	B	B
CDP Forests (palm oil)	A-	B
CDP Forests (timber)	B	B
CDP supplier engagement rating	Leader	Leader
Sustainalytics	18.6	18.8	2nd percentile in pharma subindustry group; Lower score represents lower risk. Current ranking updated Apr 2022
MSCI	AA	AA	Last rating action date: Nov 2022
Moody’s ESG solutions	61	61	2nd in the pharmaceutical sector; Current score updated Sept 2021
ISS Corporate Rating	B+	B+	Current score updated June 2023
FTSE4Good	Member	Member	Member since 2004
ShareAction’s Workforce Disclosure Initiative	77%	75%	Current score updated Feb 2023

Contacts

GSK plc (LSE/NYSE:GSK) is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries:
Media	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Investor Relations	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Joshua Williams	+44 (0) 7385 415719	(London)
	Jeff McLaughlin	+1 215 589 3774	(Philadelphia)
	Frances De Franco	+1 215 751 4855	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Total and Adjusted results

Total reported results represent the Group’s overall performance.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined below and other non-IFRS measures are defined on page 54.

GSK believes that Adjusted results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Adjusted results exclude the profits from discontinued operations from the Consumer Healthcare business and the following items in relation to our continuing operations from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs)
●	impairment of intangible assets (excluding computer software) and goodwill
●
major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses from continuing operations are retained within both Total and Adjusted results.

As Adjusted results include the benefits of Major restructuring programmes but exclude significant costs (such as significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Adjusted earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Adjusted earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Adjusted results, providing further information on the key Adjusting items, are set out on pages 19, 20, 22 and 23.

GSK provides earnings guidance to the investor community on the basis of Adjusted results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare
ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 83% of the Total earnings and 82% of the Adjusted earnings of ViiV Healthcare for 2022.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in H1 2023 were £565 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 71 and 72 of the Annual Report 2022.

Adjusting items The reconciliations between Total results and Adjusted results for Q2 2023 and Q2 2022 are set out below.

Three months ended 30 June 2023

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	7,178						7,178
Cost of sales	(1,932)	164		33		7	(1,728)

Gross profit	5,246	164		33		7	5,450

Selling, general and administration	(2,268)			11		66	(2,191)
Research and development	(1,341)	20	4	2			(1,315)
Royalty income	226						226
Other operating income/(expense)	278				(189)	(89)	-

Operating profit	2,141	184	4	46	(189)	(16)	2,170

Net finance cost	(152)			1		(1)	(152)
Share of after tax profit/(loss) of associates and joint venture	(2)						(2)

Profit before taxation	1,987	184	4	47	(189)	(17)	2,016

Taxation	(242)	(40)	(1)	(11)	17	(38)	(315)
Tax rate %	12.2%						15.6%

Profit after taxation from continuing operations	1,745	144	3	36	(172)	(55)	1,701

Profit attributable to non-controlling interests from continuing operations	121				9		130

Profit attributable to shareholders from continuing operations	1,624	144	3	36	(181)	(55)	1,571

	1,745	144	3	36	(172)	(55)	1,701

Earnings per share from continuing operations	40.1p	3.5p	0.1p	0.9p	(4.5)p	(1.3)p	38.8p

Weighted average number of shares (millions)	4,053						4,053

Three months ended 30 June 2022

	Total results £m	Profit from discon- tinued operations £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	6,929							6,929
Cost of sales	(2,176)		166		21	10	9	(1,970)

Gross profit	4,753		166		21	10	9	4,959

Selling, general and administration	(2,066)				107		4	(1,955)
Research and development	(1,242)		26	55	6			(1,155)
Royalty income	159							159
Other operating income/(expense)	(523)					675	(152)	-

Operating profit	1,081		192	55	134	685	(139)	2,008

Net finance cost	(183)				1		1	(181)
Share of after tax losses of associates and joint ventures	(2)							(2)

Profit before taxation	896		192	55	135	685	(138)	1,825

Taxation	(150)		(41)	(10)	(24)	(78)	26	(277)
Tax rate %	16.7%							15.2%

Profit after taxation from continuing operations	746		151	45	111	607	(112)	1,548

Profit after taxation from discontinued operations	229	((229)						-

Total profit after taxation for the period	975	(229)	151	45	111	607	(112)	1,548

Profit attributable to non- controlling interest from continuing operations	40					110		150

Profit attributable to shareholders from continuing operations	706		151	45	111	497	(112)	1,398

Profit attributable to non- controlling interest from discontinued operations	97	(97)						-

Profit attributable to shareholders from discontinued operations	132	(132)						-

	975	(229)	151	45	111	607	(112)	1,548

Total profit attributable to non-controlling interests	137	(97)				110		150

Total profit attributable to shareholders	838	(132)	151	45	111	497	(112)	1,398

	975	(229)	151	45	111	607	(112)	1,548

Earnings per share from continuing operations	17.5p		3.8p	1.1p	2.8p	12.3p	(2.8)p	34.7p

Earnings per share from discontinued operations	3.3p	(3.3)p						-

Total earnings per share	20.8p	(3.3)p	3.8p	1.1p	2.8p	12.3p	(2.8)p	34.7p

Weighted average number of shares (millions)	4,025							4,025

Major restructuring and integration

Total Major restructuring charges from continuing operations incurred in Q2 2023 were £46 million (Q2 2022: £134 million), analysed as follows:

	Q2 2023			Q2 2022

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation Preparation restructuring programme	25	4	29	28	105	133
Significant acquisitions	15	1	16	-	-	-
Legacy programmes	2	(1)	1	(1)	2	1

	42	4	46	27	107	134

The Separation Preparation programme incurred cash charges of £25 million primarily from the restructuring of some administrative functions as well as Global Supply Chain and R&D.

The benefit in Q2 2023 from restructuring programmes was £0.1 billion, primarily relating to the Separation Preparation restructuring programme. The programme has delivered £1.0 billion of annual savings to date and targets to deliver £1.1 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs.

Costs of significant acquisitions relate to integration costs of Sierra Oncology Inc. (Sierra) and Affinivax Inc. (Affinivax) which were acquired in Q3 2022.

Transaction-related adjustments
Transaction-related adjustments from continuing operations resulted in a net credit of £189 million (Q2 2022: £685 million charge) all of which related to accounting (credits)/charge for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q2 2023 £m	Q2 2022 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	(9)	585
ViiV Healthcare put options and Pfizer preferential dividends	(138)	118
Contingent consideration on former Novartis Vaccines business	(53)	(4)
Contingent consideration on acquisition of Affinivax	11	-
Other adjustments	-	(14)

Total transaction-related charges	(189)	685

The £9 million credit relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented a reduction in the valuation of the contingent consideration due to Shionogi, as a result of a credit of £106 million primarily from exchange rates as well as sales forecasts, partly offset by the unwind of the discount for £97 million. The £138 million credit relating to the ViiV Healthcare put option and Pfizer preferential dividends represented a reduction in the valuation of the put option primarily as a result of updated exchange rates as well as updated sales forecasts and lower cash balances.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 18.

The £53 million credit relating to the contingent consideration on the former Novartis Vaccines business primarily relates to changes to future sales forecasts.

Divestments, significant legal charges, and other items
Divestments, significant legal charges, and other items primarily included dividend and distribution income received from investments including £35 million fair value gain on the investment in Haleon plc (Haleon) and £30 million dividend income in the quarter. Legal charges provide for all significant legal matters, including Zantac, and are not broken out separately by litigation or investigation. Significant legal charges in the quarter primarily reflected increased legal charges for Zantac of which the vast majority relate to the prospective legal costs for the defence of the litigation.

The reconciliations between Total results and Adjusted results for H1 2023 and H1 2022 are set out below. Six months ended 30 June 2023

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	14,129						14,129
Cost of sales	(3,875)	315		68		12	(3,480)

Gross profit	10,254	315		68		12	10,649

Selling, general and administration	(4,411)			80		75	(4,256)
Research and development	(2,601)	38	20	6			(2,537)
Royalty income	406						406
Other operating income/(expense)	575				(460)	(115)	-

Operating profit	4,223	353	20	154	(460)	(28)	4,262

Net finance cost	(326)			1		3	(322)
Share of after tax profit/(loss) of associates and joint venture	(4)						(4)
Profit/(loss) on disposal of interest in associates	1					(1)	-

Profit before taxation	3,894	353	20	155	(460)	(26)	3,936

Taxation	(518)	(76)	(5)	(33)	32	(18)	(618)
Tax rate %	13.3%						15.7%

Profit after taxation from continuing operations	3,376	277	15	122	(428)	(44)	3,318

Profit attributable to non-controlling interests from continuing operations	262				(11)		251

Profit attributable to shareholders from continuing operations	3,114	277	15	122	(417)	(44)	3,067

	3,376	277	15	122	(428)	(44)	3,318

Earnings per share from continuing operations	76.9p	6.8p	0.4p	3.0p	(10.3)p	(1.0)p	75.8p

Weighted average number of shares (millions)	4,048						4,048

Six months ended 30 June 2022

	Total results £m	Profit from discon- tinued operations £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Divest- ments, significant legal and other items £m	Adjusted results £m

Turnover	14,119							14,119
Cost of sales	(4,893)		329		36	22	9	(4,497)

Gross profit	9,226		329		36	22	9	9,622

Selling, general and administration	(3,878)				135		18	(3,725)
Research and development	(2,345)		49	39	14			(2,243)
Royalty income	297							297
Other operating income/(expense)	74					1,010	(1,084)	-

Operating profit	3,374		378	39	185	1,032	(1,057)	3,951

Net finance cost	(381)				1		1	(379)
Share of after tax losses of associates and joint ventures	(3)							(3)

Profit before taxation	2,990		378	39	186	1,032	(1,056)	3,569

Taxation	(473)		(80)	(7)	(36)	(131)	163	(564)
Tax rate %	15.8%							15.8%

Profit after taxation from continuing operations	2,517		298	32	150	901	(893)	3,005

Profit after taxation from discontinued operations	625	(625)						-

Total profit after taxation for the period	3,142	(625)	298	32	150	901	(893)	3,005

Profit attributable to non- controlling interest from continuing operations	315					(4)		311

Profit attributable to shareholders from continuing operations	2,202		298	32	150	905	(893)	2,694

Profit attributable to non- controlling interest from discontinued operations	187	(187)						-

Profit attributable to shareholders from discontinued operations	438	(438)						-

	3,142	(625)	298	32	150	901	(893)	3,005

Total profit attributable to non-controlling interests	502	(187)				(4)		311

Total profit attributable to shareholders	2,640	(438)	298	32	150	905	(893)	2,694

	3,142	(625)	298	32	150	901	(893)	3,005

Earnings per share from continuing operations	54.8p		7.4p	0.8p	3.7p	22.5p	(22.2)p	67.0p

Earnings per share from discontinued operations	10.9p	(10.9)p						-

Total earnings per share	65.7p	(10.9)p	7.4p	0.8p	3.7p	22.5p	(22.2)p	67.0p

Weighted average number of shares (millions)	4,021							4,021

Major restructuring and integration

Total Major restructuring charges from continuing operations incurred in H1 2023 were £154 million (H1 2022: £185 million), analysed as follows:

	H1 2023			H1 2022

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation Preparation restructuring programme	62	51	113	39	142	181
Significant acquisitions	36	2	38	-	-	-
Legacy programmes	2	1	3	1	3	4

	100	54	154	40	145	185

The Separation Preparation programme incurred cash charges of £62 million primarily from the restructuring of some administrative functions as well as Global Supply Chain and R&D. The non-cash charges of £51 million primarily reflected the write-down of assets in administrative as well as manufacturing locations.

The benefit in H1 2023 from restructuring programmes was £0.2 billion, primarily relating to the Separation Preparation restructuring programme. The programme has delivered £1.0 billion of annual savings to date and targets to deliver £1.1 billion by 2023, with total costs estimated at £2.4 billion, of which £1.6 billion is expected to be cash costs.

Costs of significant acquisitions relate to integration costs of Sierra and Affinivax which were acquired in Q3 2022.

Transaction-related adjustments
Transaction-related adjustments from continuing operations resulted in a net credit of £460 million (H1 2022: £1,032 million charge) all of which related to accounting (credits)/charge for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	H1 2023 £m	H1 2022 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	(73)	841
ViiV Healthcare put options and Pfizer preferential dividends	(243)	150
Contingent consideration on former Novartis Vaccines business	(122)	40
Contingent consideration on acquisition of Affinivax	(22)	-
Other adjustments	-	1

Total transaction-related charges	(460)	1,032

The £73 million credit relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented a reduction in the valuation of the contingent consideration due to Shionogi, as a result of a credit of £278 million primarily from exchange rates as well as sales forecasts, partly offset by the unwind of the discount for £205 million. The £243 million credit relating to the ViiV Healthcare put option and Pfizer preferential dividends represented a reduction in the valuation of the put option primarily as a result of updated exchange rates as well as updated sales forecasts and lower cash balances.

The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 18.

The £122 million credit relating to the contingent consideration on the former Novartis Vaccines business primarily relates to changes to future sales forecasts.

Divestments, significant legal charges, and other items
Divestments, significant legal charges, and other items primarily included dividend and distribution income received from investments including £30 million dividend from the retained investment in Haleon which was partly offset by a £29 million fair value loss in H1 2023. Significant legal charges in the year to date primarily reflected increased legal charges for Zantac of which the vast majority relate to the prospective legal costs for the defence of the litigation.

Financial information

Income statements

	Q2 2023 £m	Q2 2022 £m	H1 2023 £m	H1 2022 £m

TURNOVER	7,178	6,929	14,129	14,119

Cost of sales	(1,932)	(2,176)	(3,875)	(4,893)

Gross profit	5,246	4,753	10,254	9,226

Selling, general and administration	(2,268)	(2,066)	(4,411)	(3,878)
Research and development	(1,341)	(1,242)	(2,601)	(2,345)
Royalty income	226	159	406	297
Other operating income/(expense)	278	(523)	575	74

OPERATING PROFIT	2,141	1,081	4,223	3,374

Finance income	33	21	62	28
Finance expense	(185)	(204)	(388)	(409)
Share of after tax profit/(loss) of associates and joint ventures	(2)	(2)	(4)	(3)
Profit/(loss) on disposal of interests in associates	-	-	1	-

PROFIT BEFORE TAXATION	1,987	896	3,894	2,990

Taxation	(242)	(150)	(518)	(473)
Tax rate %	12.2%	16.7%	13.3%	15.8%

PROFIT AFTER TAXATION FROM CONTINUING OPERATIONS	1,745	746	3,376	2,517

Profit after taxation from discontinued operations and other gains from the demerger	-	229	-	625
PROFIT AFTER TAXATION FROM DISCONTINUED OPERATIONS	-	229	-	625

PROFIT AFTER TAXATION FOR THE PERIOD	1,745	975	3,376	3,142

Profit attributable to non-controlling interests from continuing operations	121	40	262	315

Profit attributable to shareholders from continuing operations	1,624	706	3,114	2,202

Profit attributable to non-controlling interests from discontinued operations	-	97	-	187

Profit attributable to shareholders from discontinued operations	-	132	-	438

	1,745	975	3,376	3,142

Profit attributable to non-controlling interests	121	137	262	502
Profit attributable to shareholders	1,624	838	3,114	2,640

	1,745	975	3,376	3,142

EARNINGS PER SHARE FROM CONTINUING OPERATIONS	40.1p	17.5p	76.9p	54.8p

EARNINGS PER SHARE FROM DISCONTINUED OPERATIONS	-	3.3p	-	10.9p

TOTAL EARNINGS PER SHARE	40.1p	20.8p	76.9p	65.7p

Diluted earnings per share from continuing operations	39.7p	17.4p	76.2p	54.3p

Diluted earnings per share from discontinued operations	-	3.2p	-	10.7p

Total diluted earnings per share	39.7p	20.6p	76.2p	65.0p

Statement of comprehensive income

	Q2 2023 £m	Q2 2022 £m	H1 2023 £m	H1 2022 £m

Total profit for the period	1,745	975	3,376	3,142

Items that may be reclassified subsequently to continuing operations income statement:
Exchange movements on overseas net assets and net investment hedges	(80)	(179)	7	(198)
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(10)	9	(13)	9
Fair value movements on cash flow hedges	1	-	1	2
Deferred tax on fair value movements on cash flow hedges	(1)	-	(1)	-
Reclassification of cash flow hedges to income statement	2	14	3	13

	(88)	(156)	(3)	(174)

Items that will not be reclassified to continuing operations income statement:
Exchange movements on overseas net assets of non-controlling interests	(8)	(3)	(22)	-
Fair value movements on equity investments	51	(81)	(117)	(624)
Tax on fair value movements on equity investments	(5)	10	17	57
Fair value movements on cash flow hedges	(34)	-	(34)	-
Remeasurement gains/(losses) on defined benefit plans	(300)	200	50	513
Tax on remeasurement losses/(gains) on defined benefit plans	79	(53)	(8)	(126)

	(217)	73	(114)	(180)

Other comprehensive expense for the period from continuing operations	(305)	(83)	(117)	(354)

Other comprehensive income for the period from discontinued operations	-	493	-	928

Total comprehensive income for the period	1,440	1,385	3,259	3,716

Total comprehensive income for the period attributable to:
Shareholders	1,327	1,277	3,019	3,239
Non-controlling interests	113	108	240	477

	1,440	1,385	3,259	3,716

Balance sheet

	30 June 2023 £m	31 December 2022 £m
ASSETS
Non-current assets
Property, plant and equipment	8,661	8,933
Right of use assets	654	687
Goodwill	6,716	7,046
Other intangible assets	15,531	14,318
Investments in associates and joint ventures	64	74
Other investments	1,286	1,467
Deferred tax assets	5,799	5,658
Other non-current assets	1,402	1,194

Total non-current assets	40,113	39,377

Current assets
Inventories	5,512	5,146
Current tax recoverable	319	405
Trade and other receivables	6,776	7,053
Derivative financial instruments	164	190
Current equity investments	3,250	4,087
Liquid investments	114	67
Cash and cash equivalents	3,140	3,723
Assets held for sale	73	98

Total current assets	19,348	20,769

TOTAL ASSETS	59,461	60,146

LIABILITIES
Current liabilities
Short-term borrowings	(5,921)	(3,952)
Contingent consideration liabilities	(947)	(1,289)
Trade and other payables	(13,951)	(16,263)
Derivative financial instruments	(136)	(183)
Current tax payable	(544)	(471)
Short-term provisions	(609)	(652)

Total current liabilities	(22,108)	(22,810)

Non-current liabilities
Long-term borrowings	(15,553)	(17,035)
Corporation tax payable	(76)	(127)
Deferred tax liabilities	(500)	(289)
Pensions and other post-employment benefits	(2,337)	(2,579)
Other provisions	(544)	(532)
Contingent consideration liabilities	(5,280)	(5,779)
Other non-current liabilities	(904)	(899)

Total non-current liabilities	(25,194)	(27,240)

TOTAL LIABILITIES	(47,302)	(50,050)

NET ASSETS	12,159	10,096

EQUITY
Share capital	1,348	1,347
Share premium account	3,450	3,440
Retained earnings	6,418	4,363
Other reserves	1,475	1,448

Shareholders’ equity	12,691	10,598

Non-controlling interests	(532)	(502)

TOTAL EQUITY	12,159	10,096

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2023	1,347	3,440	4,363	1,448	10,598	(502)	10,096

Profit for the period			3,114		3,114	262	3,376
Other comprehensive income/(expense) for the period			15	(110)	(95)	(22)	(117)

Total comprehensive income/(expense) for the period			3,129	(110)	3,019	240	3,259

Distributions to non-controlling interests						(277)	(277)
Contributions from non-controlling interests						7	7
Dividends to shareholders			(1,112)		(1,112)		(1,112)
Realised after tax losses on disposal or liquidation of equity investments			(9)	9	-		-
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			2	(2)	-		-
Shares issued	1	8			9		9
Write-down on shares held by ESOP Trusts			(101)	101	-		-
Shares acquired by ESOP Trusts		2	1	(3)	-		-
Share-based incentive plans			145		145		145
Hedging gain/loss after taxation transferred to non-financial assets				32	32		32

At 30 June 2023	1,348	3,450	6,418	1,475	12,691	(532)	12,159

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2022	1,347	3,301	7,944	2,463	15,055	6,287	21,342

Profit for the period			2,640		2,640	502	3,142
Other comprehensive income/(expense) for the period			1,010	(411)	599	(25)	574

Total comprehensive income/(expense) for the period			3,650	(411)	3,239	477	3,716

Distributions to non-controlling interests						(506)	(506)
Contributions from non-controlling interests						8	8
Dividends to shareholders			(2,108)		(2,108)		(2,108)
Realised after tax losses on disposal or liquidation of equity investments			(23)	23	-		-
Shares issued		20			20		20
Write-down on shares held by ESOP Trusts			(510)	510	-		-
Shares acquired by ESOP Trusts		118	704	(822)	-		-
Share of associates and joint ventures realised profits on disposal of equity investments			(1)	1	-		-
Share-based incentive plans			168		168		168

At 30 June 2022	1,347	3,439	9,824	1,764	16,374	6,266	22,640

Cash flow statement six months ended 30 June 2023

	H1 2023 £m	H1 2022 £m

Profit after tax from continuing operations	3,376	2,517
Tax on profits	518	473
Share of after tax loss/(profit) of associates and joint ventures	4	3
(Profit)/loss on disposal of interest in associates and joint ventures	(1)	-
Net finance expense	326	381
Depreciation, amortisation and other adjusting items	1,092	1,335
Increase in working capital	(1,237)	(198)
Contingent consideration paid	(575)	(542)
Decrease in other net liabilities (excluding contingent consideration paid)	(1,596)	(33)

Cash generated from operations attributable to continuing operations	1,907	3,936
Taxation paid	(547)	(534)

Net cash inflow/(outflow) from continuing operating activities	1,360	3,402
Cash generated from operations attributable to discontinued operations	-	918
Taxation paid from discontinued operations	-	(143)
Net operating cash flows attributable to discontinued operations	-	775

Total net cash inflows/(outflows) from operating activities	1,360	4,177

Cash flow from investing activities
Purchase of property, plant and equipment	(529)	(430)
Proceeds from sale of property, plant and equipment	10	6
Purchase of intangible assets	(535)	(597)
Proceeds from sale of intangible assets	12	13
Purchase of equity investments	(59)	(59)
Proceeds from sale of equity investments	809	-
Share transactions with minority shareholders	-	1
Purchase of businesses, net of cash acquired	(1,399)	-
Contingent consideration paid	(4)	(73)
Disposal of businesses	58	(12)
Interest received	62	26
Proceeds from disposal of associates and joint ventures	1	-
Dividend and distributions from investments	201	-
Dividends from associates and joint ventures	1	-

Net cash inflow/(outflow) from continuing investing activities	(1,372)	(1,125)
Net investing cash flows attributable to discontinued operations	-	(3,013)

Total net cash inflow/(outflow) from investing activities	(1,372)	(4,138)

Cash flow from financing activities
Issue of share capital	9	20
Shares acquired by ESOP trust	-	(3)
Decrease in long-term loans	(150)	(3)
Repayment of short-term loans(1)	(653)	(2,645)
Net increase/(repayment) of short-term loans(1)	2,247	(417)
Repayment of lease liabilities	(94)	(99)
Interest paid	(448)	(437)
Dividends paid to shareholders	(1,112)	(2,108)
Distribution to non-controlling interests	(277)	(177)
Contributions from non-controlling interests	7	8
Other financing items	184	264

Net cash inflow/(outflow) from continuing financing activities	(287)	(5,597)
Net financing cash flows attributable to discontinued operations	-	9,084

Total net cash inflow/(outflow) from financing activities	(287)	3,487

Increase/(decrease) in cash and bank overdrafts in the period	(299)	3,526

Cash and bank overdrafts at beginning of the period	3,425	3,817
Exchange adjustments	(88)	83
Increase/(decrease) in cash and bank overdrafts	(299)	3,526

Cash and bank overdrafts at end of the period	3,038	7,426

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	3,140	6,465
Cash and cash equivalents reported in assets held for sale/distribution	-	1,421
Overdrafts	(102)	(460)

	3,038	7,426

(1)	Amended to reflect the gross cashflows with no impact on overall financing cashflows.

Vaccines turnover – three months ended 30 June 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Shingles	880	20	20	473	(9)	(10)	243	61	58	164	>100	>100

Shingrix	880	20	20	473	(9)	(10)	243	61	58	164	>100	>100

Meningitis	266	13	13	120	-	(2)	105	21	18	41	46	61

Bexsero	194	18	18	69	6	5	102	26	22	23	21	42
Menveo	66	(4)	(4)	51	(7)	(9)	2	(60)	(40)	13	44	44
Other	6	>100	>100	-	-	-	1	-	-	5	>100	>100

Influenza	23	(28)	(28)	-	>(100)	>(100)	-	-	-	23	(26)	(26)

Fluarix, FluLaval	23	(28)	(28)	-	>(100)	>(100)	-	-	-	23	(26)	(26)

Established Vaccines	812	13	13	309	20	20	189	7	5	314	11	11

Infanrix, Pediarix	85	(29)	(27)	34	(33)	(29)	20	(35)	(39)	31	(18)	(13)
Boostrix	164	4	2	101	6	4	32	(16)	(18)	31	24	24
Hepatitis	158	(1)	(2)	83	(15)	(15)	46	18	15	29	32	27
Rotarix	184	53	53	78	>100	>100	28	(3)	(7)	78	1	4
Synflorix	76	(10)	(11)	-	-	-	11	10	10	65	(12)	(14)
Priorix, Priorix Tetra, Varilrix	54	35	32	5	-	-	30	30	39	19	12	-
Cervarix	52	>100	>100	-	-	-	19	>100	>100	33	83	89
Other	39	>100	>100	8	>100	>100	3	50	(100)	28	>100	>100

Vaccines excluding COVID-19 solutions	1,981	16	15	902	1	-	537	30	27	542	34	37

Pandemic vaccines	41	-	-	-	-	-	22	-	-	19	-	-
Pandemic adjuvant	41	-	-	-	-	-	22	-	-	19	-	-

Vaccines	2,022	18	18	902	1	-	559	35	33	561	39	41

Vaccines turnover – Six months ended 30 June 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Shingles	1,713	20	16	981	(3)	(7)	457	47	42	275	>100	>100

Shingrix	1,713	20	16	981	(3)	(7)	457	47	42	275	>100	>100

Meningitis	546	22	19	239	9	4	220	29	25	87	50	55

Bexsero	412	26	22	143	9	4	212	32	28	57	54	59
Menveo	125	13	9	96	9	3	6	(25)	(25)	23	53	60
Other	9	13	13	-	-	-	2	-	-	7	17	17

Influenza	35	(30)	(28)	1	(50)	(50)	-	-	-	34	(29)	(27)

Fluarix, FluLaval	35	(30)	(28)	1	(50)	(50)	-	-	-	34	(29)	(27)

Established Vaccines	1,627	12	8	662	18	13	382	12	8	583	5	4

Infanrix, Pediarix	262	(11)	(14)	142	(13)	(17)	53	(12)	(13)	67	(7)	(7)
Boostrix	303	7	2	193	17	11	63	(11)	(14)	47	(2)	(2)
Hepatitis	328	17	12	181	3	(2)	92	35	31	55	49	46
Rotarix	322	36	33	125	>100	>100	61	-	(3)	136	7	9
Synflorix	138	(16)	(18)	-	-	-	19	19	19	119	(20)	(22)
Priorix, Priorix Tetra, Varilrix	107	23	20	7	-	-	63	24	22	37	3	-
Cervarix	79	55	57	-	-	-	28	>100	>100	51	19	23
Other	88	52	45	14	>100	>100	3	(57)	(86)	71	58	51

Vaccines excluding COVID-19 solutions	3,921	16	12	1,883	5	-	1,059	29	25	979	27	27

Pandemic vaccines	142	-	-	-	-	-	123	-	-	19	-	-
Pandemic adjuvant	142	-	-	-	-	-	123	-	-	19	-	-

Vaccines	4,063	20	16	1,883	5	-	1,182	44	39	998	29	30

Specialty Medicines turnover – three months ended 30 June 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

HIV	1,580	13	12	1,056	18	16	358	7	4	166	(5)	4

Dolutegravir products	1,325	4	3	845	6	5	326	2	-	154	(6)	6
Tivicay	340	(2)	-	211	5	3	69	(4)	(7)	60	(18)	(3)
Triumeq	392	(15)	(16)	270	(12)	(13)	74	(24)	(26)	48	(16)	(11)
Juluca	163	7	6	126	9	6	34	3	3	3	-	33
Dovato	430	34	33	238	38	37	149	26	24	43	43	53

Rukobia	27	42	37	25	39	39	1	>100	>100	1	-	(100)
Cabenuva	176	>100	>100	148	>100	>100	25	>100	>100	3	>100	>100
Apretude	36	>100	>100	36	>100	>100	-	-	-	-	-	-
Other	16	(38)	(46)	2	(78)	(67)	6	(25)	(13)	8	(11)	(56)

Respiratory/Immunology and Other	792	16	16	554	14	11	116	26	24	122	21	30

Nucala	424	16	15	256	8	6	95	28	26	73	28	40
Benlysta	358	21	19	297	18	16	25	25	25	36	38	46
Other	10	(38)	(38)	1	-	-	(4)	>(100)	>(100)	13	(28)	(28)

Oncology	151	(2)	(3)	67	(19)	(20)	75	21	19	9	-	11

Zejula	117	(3)	(2)	51	(19)	(21)	57	19	19	9	-	22
Blenrep	9	(70)	(73)	(2)	>(100)	>(100)	11	-	(9)	-	-	-
Jemperli	25	>100	>100	18	>100	>100	8	>100	>100	(1)	-	-
Other	-	-	-	-	-	-	(1)	-	-	1	-	-

Specialty Medicines excluding COVID-19 solutions	2,523	13	12	1,677	15	12	549	12	10	297	5	13

Pandemic	-	(100)	(100)	(1)	>(100)	>(100)	1	(99)	(99)	-	(100)	(100)

Xevudy	-	(100)	(100)	(1)	>(100)	>(100)	1	(99)	(99)	-	(100)	(100)

Specialty Medicines	2,523	(7)	(7)	1,676	13	11	550	(10)	(12)	297	(51)	(47)

Specialty Medicines turnover – six months ended 30 June 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

HIV	3,048	18	14	1,973	24	18	704	11	7	371	3	4

Dolutegravir products	2,602	9	5	1,605	12	6	645	6	3	352	4	6
Tivicay	697	5	1	396	10	4	135	(1)	(4)	166	(1)	(1)
Triumeq	766	(10)	(13)	519	(6)	(11)	149	(22)	(25)	98	(11)	(9)
Juluca	313	10	5	237	10	5	69	10	6	7	-	14
Dovato	826	43	38	453	47	39	292	35	31	81	56	62

Rukobia	52	49	40	48	45	39	3	>100	>100	1	-	(100)
Cabenuva	303	>100	>100	251	>100	>100	45	>100	>100	7	>100	>100
Apretude	60	>100	>100	60	>100	>100	-	-	-	-	-	-
Other	31	(37)	(41)	9	(44)	(44)	11	(15)	(15)	11	(45)	(55)

Respiratory/Immunology and Other	1,393	16	13	947	14	8	224	27	23	222	17	23

Nucala	771	16	13	445	8	2	184	32	28	142	29	36
Benlysta	611	19	15	501	19	13	48	23	21	62	19	23
Other	11	(58)	(54)	1	-	-	(8)	>(100)	>(100)	18	(36)	(32)

Oncology	287	2	(1)	122	(20)	(24)	147	27	23	18	38	54

Zejula	231	6	4	101	(11)	(16)	112	23	20	18	38	62
Blenrep	20	(64)	(65)	(2)	>(100)	>(100)	22	10	5	-	-	-
Jemperli	36	>100	>100	23	>100	>100	13	>100	>100	-	-	-
Other	-	-	-	-	-	-	-	-	-	-	-	-

Specialty Medicines excluding COVID-19 solutions	4,728	16	12	3,042	18	12	1,075	16	12	611	9	12

Pandemic	31	(98)	(98)	(1)	>(100)	>(100)	1	(100)	(100)	31	(94)	(95)

Xevudy	31	(98)	(98)	(1)	>(100)	>(100)	1	(100)	(100)	31	(94)	(95)

Specialty Medicines	4,759	(18)	(21)	3,041	(10)	(14)	1,076	(21)	(23)	642	(42)	(41)

General Medicines turnover – three months ended 30 June 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Respiratory	1,792	9	9	950	12	11	351	1	(1)	491	8	15

Arnuity Ellipta	13	-	(8)	11	-	-	-	-	-	2	-	(50)
Anoro Ellipta	140	19	19	69	17	14	48	23	21	23	15	30
Avamys/Veramyst	74	-	3	-	-	-	17	(15)	(15)	57	6	9
Flixotide/Flovent	96	(33)	(31)	53	(46)	(45)	17	(6)	(6)	26	(4)	4
Incruse Ellipta	44	(14)	(14)	24	(17)	(21)	14	(18)	(18)	6	20	40
Relvar/Breo Ellipta	288	(7)	(6)	121	(19)	(21)	92	6	3	75	4	14
Seretide/Advair	322	23	26	125	>100	>100	65	(11)	(12)	132	3	10
Trelegy Ellipta	611	31	30	461	30	28	67	16	14	83	51	60
Ventolin	171	(2)	1	87	2	2	20	(26)	(26)	64	3	10
Other Respiratory	33	(13)	(11)	(1)	-	-	11	22	11	23	(23)	(20)

Other General Medicines	841	(2)	4	82	(6)	(7)	184	6	3	575	(4)	6

Dermatology	88	(3)	3	-	-	-	26	(7)	(7)	62	(2)	8
Augmentin	134	3	11	-	-	-	40	8	5	94	1	13
Avodart	90	11	15	-	-	-	30	11	4	60	11	20
Lamictal	115	(9)	(6)	56	(14)	(12)	27	-	(4)	32	(9)	3
Other	414	(4)	4	26	18	9	61	11	11	327	(8)	2

General Medicines	2,633	5	8	1,032	11	9	535	2	1	1,066	1	10

General Medicines turnover – six months ended 30 June 2023

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Respiratory	3,559	12	10	1,782	14	8	723	6	3	1,054	13	16

Arnuity Ellipta	21	(19)	(23)	17	(23)	(23)	-	-	-	4	-	(25)
Anoro Ellipta	260	20	18	120	20	14	94	22	19	46	18	23
Avamys/Veramyst	198	18	18	-	-	-	35	(3)	(6)	163	23	25
Flixotide/Flovent	253	(6)	(9)	159	(13)	(17)	38	6	3	56	10	14
Incruse Ellipta	79	(22)	(24)	37	(33)	(36)	30	(9)	(12)	12	(8)	-
Relvar/Breo Ellipta	562	(4)	(5)	221	(18)	(22)	190	12	8	151	5	10
Seretide/Advair	661	17	16	245	69	61	136	(7)	(10)	280	3	6
Trelegy Ellipta	1,076	33	29	788	33	27	134	21	18	154	48	54
Ventolin	376	-	(1)	195	(3)	(8)	48	(16)	(18)	133	15	18
Other Respiratory	73	-	3	-	-	-	18	20	13	55	(7)	(2)

Other General Medicines	1,748	2	6	174	(1)	(6)	367	7	3	1,207	1	8

Dermatology	185	1	5	-	-	-	54	(2)	(4)	131	2	9
Augmentin	311	20	24	-	-	-	96	32	27	215	16	23
Avodart	182	12	12	-	-	-	59	9	4	123	14	16
Lamictal	244	(1)	(2)	122	(2)	(6)	55	4	2	67	(4)	-
Other	826	(4)	2	52	-	(8)	103	(6)	(8)	671	(4)	4

General Medicines	5,307	8	8	1,956	12	7	1,090	6	3	2,261	6	12

Commercial Operations turnover
	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Three months ended 30 June 2023	7,178	4	4	3,610	9	7	1,644	6	4	1,924	(7)	-

Six months ended 30 June 2023	14,129	-	(2)	6,880	-	(5)	3,348	4	1	3,901	(3)	1

Commercial Operations turnover excluding COVID-19 solutions
	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%

Three months ended 30 June 2023	7,137	10	11	3,611	10	8	1,621	14	12	1,905	9	17

Six months ended 30 June 2023	13,956	13	11	6,881	13	7	3,224	16	13	3,851	11	15

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT). GSK reports results under two segments: Commercial Operations and Total R&D. Members of the GLT are responsible for each segment.

R&D investment is essential for the sustainability of the business. However, for segment reporting the Commercial operating profits exclude allocations of globally funded R&D.

The Total R&D segment is the responsibility of the Chief Scientific Officer and is reported as a separate segment. The operating costs of this segment includes R&D activities across Specialty Medicines, including HIV and Vaccines. It includes R&D and some SG&A costs relating to regulatory and other functions.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Turnover by segment
	Q2 2023 £m	Q2 2022 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	7,178	6,929	4	4

Operating profit by segment
	Q2 2023 £m	Q2 2022 £m	Growth £%	Growth CER%

Commercial Operations	3,481	3,304	5	6
Research and Development	(1,273)	(1,152)	11	10

Segment profit	2,208	2,152	3	4
Corporate and other unallocated costs	(38)	(144)

Adjusted operating profit	2,170	2,008	8	11
Adjusting items	(29)	(927)

Total operating profit	2,141	1,081	98	>100

Finance income	33	21
Finance costs	(185)	(204)
Share of after tax profit/(loss) of associates and joint ventures	(2)	(2)

Profit before taxation from continuing operations	1,987	896	>100	>100

Adjusting items reconciling segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets, major restructuring costs, which include impairments of tangible assets and computer software, transaction-related adjustments related to significant acquisitions, proceeds and costs of disposals of associates, products and businesses, significant legal charges and expenses on the settlement of litigation and government investigations, other operating income other than royalty income and other items.

Turnover by segment
	H1 2023 £m	H1 2022 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	14,129	14,119	-	(2)

Operating profit by segment
	H1 2023 £m	H1 2022 £m	Growth £%	Growth CER%

Commercial Operations	6,856	6,421	7	4
Research and Development	(2,505)	(2,247)	11	8

Segment profit	4,351	4,174	4	1
Corporate and other unallocated costs	(89)	(223)

Adjusted operating profit	4,262	3,951	8	6
Adjusting items	(39)	(577)

Total operating profit	4,223	3,374	25	23

Finance income	62	28
Finance costs	(388)	(409)
Share of after tax profit/(loss) of associates and joint ventures	(4)	(3)
Profit on disposal of associates and joint ventures	1	-

Profit before taxation from continuing operations	3,894	2,990	30	28

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2022. At 30 June 2023, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 10 was £0.3 billion (31 December 2022: £0.2 billion).

The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant legal developments since the date of the Q1 2023 results:

Intellectual Property

Coreg

In 2014, GSK initiated suit against Teva in the US District Court for the District of Delaware for inducing infringement of its patent relating to the use of carvedilol (Coreg). In 2017, the jury returned a verdict in GSK’s favour, awarding GSK lost profits and reasonable royalties for a total award of $235.51 million, which was ultimately upheld by the Court of Appeals for the Federal Circuit. On 11 July 2022, Teva filed a petition for writ of certiorari with the Supreme Court of the United States seeking to overturn the Federal Court decision. On 15 May 2023, the US Supreme Court denied Teva’s request. Certain issues remain to be resolved at the District Court and the parties await the scheduling of a status conference.

Product Liability

Zantac

On 23 June 2023, GSK reached a confidential settlement in the first case that was scheduled to go to trial in California state court (the Goetz case). The settlement reflects the Company’s desire to avoid distraction related to protracted litigation in this case. GSK does not admit any liability in this settlement and will continue to vigorously defend itself based on the facts and the science in all other Zantac cases.

The next case in California (the Cantlay/Harper case) has been set for trial in November 2023. Cases in Texas, Illinois, and Florida have also been scheduled for trial in 2024 and 2025. The Delaware Superior Court has scheduled a hearing regarding admissibility of expert testimony as to general causation for 22 January 2024. GSK will continue to defend itself vigorously against all claims.

On 12 May 2023, the British Columbia Supreme Court dismissed a proposed class action on behalf of a class of ranitidine users in Canada. Plaintiffs have filed an appeal. GSK will continue to vigorously defend proposed class actions by ranitidine users that have been filed in Ontario and Quebec as well as individual actions filed by ranitidine users in Canada.

Commercial and corporate

Zejula Royalty Dispute

On 12 June 2023, the Court of Appeal of England and Wales granted the Group’s request for permission to appeal the 5 April 2023 judgment which upheld AstraZeneca’s interpretation of the two license agreements. The appeal will be heard in January 2024.

Returns to shareholders

Quarterly dividends
The Board has declared a second interim dividend for 2023 of 14p per share (Q2 2022: 16.25p(1) per share).

Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to shareholders. On 23 June 2021, at the GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 percent pay-out ratio through the investment cycle. The dividend policy, the total expected cash distribution, and the respective dividend pay-out ratios for GSK remain unchanged. GSK expects to declare a dividend of 56.5p per share for 2023. In setting its dividend policy, GSK considers the capital allocation priorities of the Group, its investment strategy for growth alongside the sustainability of the dividend.

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 10 October 2023. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary. The ex-dividend date will be 17 August 2023, with a record date of 18 August 2023 and a payment date of 12 October 2023.

	Paid/ Payable	Pence per share/ pre share consolidation	Pence per share/ post share consolidation	£m

2023
First interim	13 July 2023	-	14	567
Second interim	12 October 2023	-	14	567

2022
First interim	1 July 2022	14	17.50	704
Second interim	6 October 2022	13	16.25	654
Third interim	12 January 2023	11	13.75	555
Fourth interim	13 April 2023	11	13.75	557

		49	61.25	2,470

(1)	Adjusted for the Share Consolidation on 18 July 2022. For details of the Share Consolidation see page 54.

Weighted average number of shares
	Q2 2023 millions	Q2 2022 millions

Weighted average number of shares – basic	4,053	4,025
Dilutive effect of share options and share awards	40	39

Weighted average number of shares – diluted	4,093	4,064

Weighted average number of shares
	H1 2023 millions	H1 2022 millions

Weighted average number of shares – basic	4,048	4,021
Dilutive effect of share options and share awards	41	38

Weighted average number of shares – diluted	4,089	4,059

At 30 June 2023, 4,053 million shares (Q2 2022: 4,026 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). No Treasury shares have been repurchased since 2014. The Company issued 0.1 million shares under employee share schemes in the quarter for proceeds of £1 million (Q2 2022: £3 million).

At 30 June 2023, the ESOP Trusts held 42.0 million GSK shares against the future exercise of share options and share awards. The carrying value of £228 million has been deducted from other reserves. The market value of these shares was £587 million.

At 30 June 2023, the Company held 217 million Treasury shares at a cost of £3,796 million which has been deducted from retained earnings.

Additional information

Disposal group and discontinued operations accounting policy
Disposal groups are classified as held for distribution if their carrying amount will be recovered principally through a distribution to shareholders rather than through continuing use, they are available for distribution in their present condition and the distribution is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to distribute.

Non-current assets included as part of a disposal group are not depreciated or amortised while they are classified as held for distribution. The assets and liabilities of a disposal group classified as held for distribution are presented separately from the other assets and liabilities in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or distributed or is classified as held for distribution and that represents a separate major line of business. The results of discontinued operations are presented separately in the statement of profit or loss and comparatives are restated on a consistent basis.

IAS 12 ‘Income Taxes’
On 20 June 2023, the UK Government substantively enacted legislation introducing a global minimum corporate income tax rate, to have effect from 2024 in line with the Organisation for Economic Co-operation and Development’s (OECD) Pillar Two model framework. GSK has applied the mandatory IAS 12 ‘Income Taxes’ exception under paragraph 98 M (b) and is not recognising any deferred tax impact.

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three and six months ended 30 June 2023 and should be read in conjunction with the Annual Report 2022, which was prepared in accordance with United Kingdom adopted International Financial Reporting Standards. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2022.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2022.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2022 were published in the Annual Report 2022, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	Q2 2023	Q2 2022	H1 2023	H1 2022	2022

Average rates:
US$/£	1.25	1.26	1.23	1.30	1.24
Euro/£	1.15	1.18	1.14	1.19	1.17
Yen/£	173	162	168	159	161

Period-end rates:
US$/£	1.26	1.21	1.26	1.21	1.20
Euro/£	1.17	1.16	1.17	1.16	1.13
Yen/£	183	165	183	165	159

Net assets
The book value of net assets increased by £2,063 million from £10,096 million at 31 December 2022 to £12,159 million at 30 June 2023. This primarily reflected contribution from Total comprehensive income for the period partly offset by dividends paid to shareholders.

At 30 June 2023, the net deficit on the Group’s pension plans was £945 million compared with £1,355 million at 31 December 2022. This decrease in the net deficit is primarily related to higher UK asset values, an increase to the UK discount rate from 4.8% to 5.3%, decrease to the US Cash balance credit rate from 3.9% to 3.7% and cash contributions of £353 million made to the UK Pension schemes offset by an actuarial experience adjustment for higher inflation than expected in UK pension increases of approximately £400 million.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £850 million (31 December 2022: £1,093 million).

Contingent consideration amounted to £6,227 million at 30 June 2023 (31 December 2022: £7,068 million), of which £5,252 million (31 December 2022: £5,890 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare, £516 million (31 December 2022: £673 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition and £455 million (31 December 2022: £501 million) represented the estimated present value of contingent consideration payable to Affinivax.

Of the contingent consideration payable (on a post-tax basis) to Shionogi at 30 June 2023, £903 million (31 December 2022: £940 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:
H1 2023	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,890	7,068
Remeasurement through income statement and other movements	(73)	(262)
Cash payments: operating cash flows	(565)	(575)
Cash payments: investing activities	-	(4)

Contingent consideration at end of the period	5,252	6,227

H1 2022	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,559	6,076
Remeasurement through income statement and other movements	841	899
Cash payments: operating cash flows	(534)	(542)
Cash payments: investing activities	(69)	(73)

Contingent consideration at end of the period	5,797	6,360

Contingent liabilities
There were contingent liabilities at 30 June 2023 in respect of arrangements entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the significant legal disputes to which the Group is a party are set out on page 35 and on pages 265 to 267 of the 2022 Annual Report.

Business acquisitions
On 18 April 2023, GSK announced it had reached agreement to acquire late-stage biopharmaceutical company BELLUS Health Inc. (Bellus). On 28 June 2023, GSK completed the acquisition which was effected through a Plan of Arrangement (the “Arrangement”) pursuant to the Canada Business Corporations Act. The Arrangement was approved by Bellus’ shareholders on 16 June 2023. Upon completion, GSK acquired all outstanding common shares of Bellus for US$14.75 per common share in cash, representing a total equity value of US$2.0 billion (£1.6 billion). The acquisition provides GSK access to camlipixant, a potential best-in-class and highly selective P2X3 antagonist currently in phase III development for the first-line treatment of adult patients with refractory chronic cough (RCC). The values in the table on the next page are provisional and are subject to change.

The provisional fair values of the net assets acquired, including goodwill, are as follows:

£m

Net assets acquired:
Intangible assets	1,630
Cash and cash equivalents	145
Other net assets/(liabilities)	55
Deferred tax liabilities	(216)

1,614
Goodwill	-

Total consideration	1,614

Of the £1,614 million consideration, £70 million was unpaid as at 30 June 2023 and was subsequently settled in July 2023.

Related party transactions Details of GSK’s related party transactions are disclosed on page 236 of our 2022 Annual Report.

Financial instruments fair value disclosures
The following tables categorise the Group’s financial assets and liabilities held at fair value by the valuation methodology applied in determining their fair value. Where possible, quoted prices in active markets are used (Level 1). Where such prices are not available, the asset or liability is classified as Level 2, provided all significant inputs to the valuation model used are based on observable market data. If one or more of the significant inputs to the valuation model is not based on observable market data, the instrument is classified as Level 3. Other investments classified as Level 3 in the tables below comprise equity investments in unlisted entities with which the Group has entered into research collaborations and also investments in emerging life science companies.

At 30 June 2023	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Financial assets at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	899	-	174	1,073
Trade and other receivables	-	2,244	-	2,244
Financial assets mandatorily at fair value through profit or loss (FVTPL):
Current equity investments and Other investments	3,250	-	213	3,463
Other non-current assets	-	-	14	14
Trade and other receivables	-	55	-	55
Held for trading derivatives that are not in a designated and effective hedging relationship	-	39	-	39
Cash and cash equivalents	1,641	-	-	1,641
Derivatives designated and effective as hedging instruments (FVTOCI)	-	125	-	125

	5,790	2,463	401	8,654

Financial liabilities at fair value
Financial liabilities mandatorily at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	-	-	(6,227)	(6,227)
Held for trading derivatives that are not in a designated and effective hedging relationship	-	(119)	-	(119)
Derivatives designated and effective as hedging instruments (FVTOCI)	-	(17)	-	(17)

	-	(136)	(6,227)	(6,363)

At 31 December 2022	Level 1 £m	Level 2 £m	Level 3 £m	Total £m

Financial assets at fair value
Financial assets at fair value through other comprehensive income (FVTOCI):
Other investments designated at FVTOCI	823	-	330	1,153
Trade and other receivables	-	2,327	-	2,327
Financial assets mandatorily at fair value through profit or loss (FVTPL):
Current equity investments and Other investments	4,087	-	314	4,401
Other non-current assets	-	-	13	13
Trade and other receivables	-	50	-	50
Held for trading derivatives that are not in a designated and effective hedging relationship	-	165	-	165
Cash and cash equivalents	2,399	-	-	2,399
Derivatives designated and effective as hedging instruments (FVTOCI)	-	25	-	25

	7,309	2,567	657	10,533

Financial liabilities at fair value
Financial liabilities mandatorily at fair value through profit or loss (FVTPL):
Contingent consideration liabilities	-	-	(7,068)	(7,068)
Held for trading derivatives that are not in a designated and effective hedging relationship	-	(77)	-	(77)
Derivatives designated and effective as hedging instruments (FVTOCI)	-	(106)	-	(106)

	-	(183)	(7,068)	(7,251)

Movements in the six months to 30 June 2023 and the six months to 30 June 2022 for financial instruments measured using Level 3 valuation methods are presented below:

	Financial assets £m	Financial liabilities £m

At 1 January 2023	657	(7,068)
Gains/(losses) recognised in the income statement	(88)	262
Gains/(losses) recognised in other comprehensive income	(149)	-
Additions	30	-
Disposals and settlements	(17)	-
Transfer from Level 3	(8)	-
Payments in the period	-	579
Exchange adjustments	(24)	-

At 30 June 2023	401	(6,227)

At 1 January 2022	419	(6,076)
Gains/(losses) recognised in the income statement	(7)	(900)
Gains/(losses) recognised in other comprehensive income	32	-
Additions	60	-
Disposals and settlements	-	-
Transfer from Level 3	-	-
Payments in the period	-	615

At 30 June 2022	504	(6,361)

Net gains of £174 million (H1 2022: net losses of £907 million) reported in other operating income were attributable to Level 3 financial instruments held at the end of the period. £8 million of investments transferred from Level 3 as a result of the exchange of shares in an unlisted investee entity for shares in a listed entity (H1 2022: £nil). A gain of £4m arose prior to transfer from Level 3 on the equity investment which transferred to a Level 1 valuation methodology. Net gains and losses include the impact of exchange movements.

Financial liabilities measured using Level 3 valuation methods at 30 June 2023 included £5,252 million (31 December 2022: £5,890 million) of contingent consideration for the acquisition in 2012 of the former Shionogi-ViiV Healthcare joint venture, £516 million (31 December 2022: £673 million) of contingent consideration for the acquisition of the Novartis Vaccines business in 2015 and £455 million (31 December 2022: £501 million) of contingent consideration payable for the acquisition of Affinivax in 2022. Contingent consideration is expected to be paid over a number of years and will vary in line with the future performance of specified products, the achievement of certain milestone targets and movements in certain foreign currencies.

The financial liabilities are measured at the present value of expected future cash flows, the most significant inputs and assumptions in the valuation models being future sales forecasts, probability of milestone success, the discount rate, the Sterling/US Dollar exchange rate and the Sterling/Euro exchange rate. The exchange rates used are consistent with market rates at 30 June 2023.

The table below shows, on an indicative basis, the income statement and balance sheet sensitivity to reasonably possible changes in key inputs to the valuation of the largest contingent consideration liabilities.

Increase/(decrease) in liability	Shionogi- ViiV Healthcare contingent consideration £m	Novartis Vaccines contingent consideration £m	Affinivax contingent consideration £m

10% increase in sales forecasts*	519	72	-
15% increase in sales forecasts*	776	109	-
10% decrease in sales forecasts*	(516)	(71)	-
15% decrease in sales forecasts*	(776)	(106)	-
10% increase in probability of milestone success	-	20	75
10% decrease in probability of milestone success	-	(10)	(75)
1% (100 basis points) increase in discount rate	(169)	(38)	(9)
1.5% (150 basis points) increase in discount rate	(248)	(55)	(13)
1% (100 basis points) decrease in discount rate	182	45	9
1.5% (150 basis points) decrease in discount rate	275	70	14
10 cent appreciation of US Dollar	349	22	39
15 cent appreciation of US Dollar	549	35	61
10 cent depreciation of US Dollar	(299)	(18)	(33)
15 cent depreciation of US Dollar	(432)	(26)	(48)
10 cent appreciation of Euro	90	17	-
15 cent appreciation of Euro	140	27	-
10 cent depreciation of Euro	(74)	(14)	-
15 cent depreciation of Euro	(106)	(20)	-

*	The sales forecasts for the Shionogi-ViiV Healthcare contingent consideration are for ViiV Healthcare sales only.

The Group transfers financial instruments between different levels in the fair value hierarchy when, as a result of an event or change in circumstances, the valuation methodology applied in determining their fair values alters in such a way that it meets the definition of a different level. There were no transfers between the Level 1 and Level 2 fair value measurement categories.

The following methods and assumptions are used to measure the fair value of the significant financial instruments carried at fair value on the balance sheet:

●
Current equity investments and Other investments – equity investments traded in an active market determined by reference to the relevant stock exchange quoted bid price; other equity investments determined by reference to the current market value of similar instruments, recent financing rounds or the discounted cash flows of the underlying net assets

●	Trade receivables carried at fair value – based on invoiced amount, which is not materially different to the present value of future cash flows.

●
Interest rate swaps, foreign exchange forward contracts, swaps and options – based on the present value of contractual cash flows or option valuation models using market-sourced data (exchange rates or interest rates) at the balance sheet date

●	Cash and cash equivalents carried at fair value – based on net asset value of the funds

●	Contingent consideration for business acquisitions and divestments – based on present values of expected future cash flows

There are no material differences between the carrying value of the Group's other financial assets and liabilities and their estimated fair values, with the exception of bonds, for which the carrying values and fair values are set out in the table below:

	30 June 2023		31 December 2022

	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Bonds in a designated hedging relationship	(5,476)	(5,209)	(6,322)	(6,035)
Other bonds	(11,490)	(11,270)	(12,017)	(11,930)

	(16,966)	(16,479)	(18,339)	(17,965)

The following methods and assumptions are used to estimate the fair values of financial assets and liabilities which are not measured at fair value on the balance sheet:

●	Receivables and payables, including put options over non-controlling interests carried at amortised cost – approximates to the carrying amount

●	Liquid investments – approximates to the carrying amount

●	Cash and cash equivalents carried at amortised cost – approximates to the carrying amount

●	Short-term loans, overdrafts and commercial paper – approximates to the carrying amount because of the short maturity of these instruments

●	Long-term loans (European and US Medium Term Notes) – based on quoted market prices (a Level 1 fair value measurement); approximates to the carrying amount in the case of floating rate bank loans

Put option
Other payables in Current liabilities includes the present value of the expected redemption amount of the Pfizer put option over its non-controlling interest in ViiV Healthcare of £850 million (31 December 2022: £1,093 million). This reflects a number of assumptions around future sales, profit forecasts and the Sterling/US Dollar exchange rate and the Sterling/Euro exchange rate. The exchange rates used are consistent with market rates at 30 June 2023.

The table below shows on an indicative basis the income statement and balance sheet sensitivity to reasonably possible changes in the key inputs to the measurement of this liability.

Increase/(decrease) in liability	ViiV Healthcare put option £m

10% increase in sales forecasts*	85
15% increase in sales forecasts*	128
10% decrease in sales forecasts*	(85)
15% decrease in sales forecasts*	(127)
1% (100 basis points) increase in discount rate	(22)
1.5% (150 basis points) increase in discount rate	(33)
1% (100 basis points) decrease in discount rate	24
1.5% (150 basis points) decrease in discount rate	36
10 cent appreciation of US Dollar	58
15 cent appreciation of US Dollar	90
10 cent depreciation of US Dollar	(49)
15 cent depreciation of US Dollar	(71)
10 cent appreciation of Euro	25
15 cent appreciation of Euro	40
10 cent depreciation of Euro	(21)
15 cent depreciation of Euro	(31)

*	The sales forecasts for the ViiV Healthcare put option are for the ViiV Healthcare sales only.

Reconciliation of cash flow to movements in net debt

	H1 2023 £m	H1 2022 £m

Total Net debt at beginning of the period	(17,197)	(19,838)

Increase/(decrease) in cash and bank overdrafts	(299)	(3,320)
Net decrease/(increase) in short-term loans	(1,594)	3,062
Net decrease/(increase) in long-term loans	150	3
Repayment of lease liabilities	94	99
Net debt of subsidiary undertakings acquired	49	-
Exchange adjustments	660	(1,381)
Other non-cash movements	(83)	(52)

Decrease/(increase) in net debt from continuing operations	(1,023)	(1,589)
Decrease/(increase) in net debt from discontinued operations	-	(31)

Total Net debt at end of the period	(18,220)	(21,458)

Net debt analysis

	30 June 2023 £m	31 December 2022 £m

Liquid investments	114	67
Cash and cash equivalents	3,140	3,723
Short-term borrowings	(5,921)	(3,952)
Long-term borrowings	(15,553)	(17,035)

Total Net debt at the end of the period	(18,220)	(17,197)

Free cash flow reconciliation from continuing operations

	Q2 2023 £m	H1 2023 £m	H1 2022 £m

Net cash inflow/(outflow) from continuing operating activities	1,307	1,360	3,402
Purchase of property, plant and equipment	(296)	(529)	(430)
Proceeds from sale of property, plant and equipment	3	10	6
Purchase of intangible assets	(239)	(535)	(597)
Proceeds from disposals of intangible assets	8	12	13
Net finance costs	(295)	(386)	(411)
Dividends from associates and joint ventures	-	1	-
Contingent consideration paid (reported in investing activities)	(3)	(4)	(73)
Distributions to non-controlling interests	(137)	(277)	(177)
Contributions from non-controlling interests	-	7	8

Free cash inflow/(outflow) from continuing operations	348	(341)	1,741

R&D commentary

Pipeline overview

Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	17	Infectious Diseases (7)
		●	Arexvy (RSV vaccine) RSV older adults
		●	gepotidacin (bacterial topoisomerase inhibitor) uncomplicated urinary tract infection and urogenital gonorrhoea
		●	bepirovirsen (HBV ASO) hepatitis B virus
		●	Bexsero infants vaccine (US)
		●	MenABCWY (gen 1) vaccine candidate
		●	tebipenem pivoxil (antibacterial carbapenem) complicated urinary tract infection
		●	ibrexafungerp (antifungal glucan synthase inhibitor) invasive candidiasis

Respiratory/Immunology (4)
		●	Nucala (anti-IL5) chronic obstructive pulmonary disease
		●	depemokimab (long acting anti-IL5) severe eosinophilic asthma, eosinophilic granulomatosis with polyangiitis, chronic rhinosinusitis with nasal polyps, hyper-eosinophilic syndrome
		●	latozinemab (AL001, anti-sortilin) frontotemporal dementia
		●	camlipixant (P2X2/P2X3 receptor antagonist) refractory chronic cough

Oncology (5)
		●	momelotinib (JAK1, JAK2 and ACVR1 inhibitor) myelofibrosis with anaemia
		●	Blenrep (anti-BCMA ADC) multiple myeloma
		●	Jemperli (anti-PD-1) 1L endometrial cancer
		●	Zejula (PARP inhibitor) 1L ovarian and non-small cell lung cancer
		●	cobolimab (anti-TIM-3) 2L non-small cell lung cancer

Opportunity driven (1)
		●	linerixibat (IBATi) cholestatic pruritus in primary biliary cholangitis
Total vaccines and medicines in all phases of clinical development	68
Total projects in clinical development (inclusive of all phases and indications)	87

Our key growth assets by therapy area

The following outlines several key vaccines and medicines by therapy area that will help drive growth for GSK to meet its outlooks and ambition for 2021-2026 and beyond.

Infectious Diseases

Arexvy (respiratory syncytial virus vaccine, adjuvanted)

In May 2023, the US Food and Drug Administration (FDA) approved Arexvy (respiratory syncytial virus vaccine, adjuvanted) for the prevention of lower respiratory tract disease (LRTD) caused by respiratory syncytial virus (RSV) in individuals 60 years of age and older. This was the first RSV vaccine for older adults to be approved anywhere in the world. The US Centers for Disease Control and Prevention’s (CDC) Advisory Committee on Immunisation Practices (ACIP) voted in favour of recommending the vaccine in adults aged 60 and older using shared clinical decision making in June 2023.

Also in June 2023, the European Commission authorised the vaccine for active immunisation for the prevention of LRTD caused by RSV in adults 60 years of age and older. This followed a positive opinion from the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) which was adopted in April 2023.

New data from the AReSVi-006 (Adult Respiratory Syncytial Virus) phase III trial showing that one dose of the vaccine is efficacious against RSV-LRTD and severe LRTD in adults aged 60 years and older over two full RSV seasons were reported in June 2023. Safety and reactogenicity data were consistent with initial observation from the phase III programme. The trial also evaluated efficacy following an annual revaccination schedule. Results suggested revaccination after 12 months does not appear to confer additional benefit for the overall population. The clinical development programme will continue to evaluate longer term follow up and the optimal timing for potential revaccination.

Key phase III trials for Arexvy:

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-004 (Adults ≥ 60 years old) NCT04732871	III
A randomised, open-label, multi-country trial to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021 Primary data reported: Q2 2022	Active, not recruiting; primary endpoint met
RSV OA=ADJ-006 (ARESVI-006; Adults ≥ 60 years old) NCT04886596	III	A randomised, placebo-controlled, observer-blind, multi-country trial to demonstrate the efficacy of a single dose of GSK’s RSVPreF3 OA investigational vaccine in adults aged 60 years and above	Trial start: Q2 2021 Primary data reported: Q2 2022; two season data reported: Q2 2023	Active, not recruiting; primary endpoint met
RSV OA=ADJ-007 (Adults ≥ 60 years old) NCT04841577	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU-QIV vaccine in adults aged 60 years and above
			Trial start: Q2 2021 Primary data reported: Q4 2022	Complete; primary endpoint met
RSV OA=ADJ-008 (Adults ≥ 65 years old) NCT05559476	III
A phase III, open-label, randomised, controlled, multi country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU HD vaccine in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Active, not recruiting
RSV OA=ADJ-009 (Adults ≥ 60 years old) NCT05059301	III
A randomised, double-blind, multi-country trial to evaluate consistency, safety, and reactogenicity of 3 lots of RSVPreF3 OA investigational vaccine administrated as a single dose in adults aged 60 years and above
			Trial start: Q4 2021 Trial end: Q2 2022	Complete; primary endpoint met
RSV OA=ADJ-017 (Adults ≥ 65 years old) NCT05568797	III
A phase III, open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of an RSVPreF3 OA investigational vaccine when co-administered with FLU aQIV (inactivated influenza vaccine – adjuvanted) in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Active, not recruiting
RSV OA=ADJ-018 (Adults 50-59 years) NCT05590403	III
A phase III, observer-blind, randomised, placebo-controlled trial to evaluate the non-inferiority of the immune response and safety of the RSVPreF3 OA investigational vaccine in adults 50-59 years of age, including adults at increased risk of respiratory syncytial virus lower respiratory tract disease, compared to older adults ≥60 years of age.
			Trial start: Q4 2022 Data anticipated: H2 2023	Active, not recruiting
RSV OA=ADJ-019 (Adults ≥ 60 years old) NCT05879107	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with PCV20 in adults aged 60 years and older
			Trial start: Q2 2023	Active, recruiting
RSV OA=ADJ-023 (Immunocompromised Adults 50-59 years) NCT05921903	IIb
A randomised, controlled, open-label trial to evaluate the immune response and safety of the RSVPreF3 OA investigational vaccine in adults (≥50 years of age) when administered to lung and renal transplant recipients comparing one versus two doses and compared to healthy controls (≥50 years of age) receiving one dose
			Trial start: Q3 2023	Not yet recruiting

bepirovirsen (HBV ASO)

Bepirovirsen is a potential new treatment option for people with chronic hepatitis B being evaluated in nucleos(t)ide analogue-treated patients, and as a sequential therapy with both existing and novel treatments. Two randomised, double-blind, placebo-controlled phase III trials (B-Well 1 and B-Well 2) evaluating the safety and efficacy of bepirovirsen in nucleos(t)ide analogue treated patients started in Q1 2023 and are actively recruiting.

Key trials for bepirovirsen:

Trial name (population)	Phase	Design	Timeline	Status
B-Well 1 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630807	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023 Data anticipated: 2025+	Recruiting
B-Well 2 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630820	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023 Data anticipated: 2025+	Recruiting
B-Together bepirovirsen sequential combination therapy with Peg-interferon (chronic hepatitis B) NCT04676724	IIb
A multi-centre, randomised, open label trial to assess the efficacy and safety of sequential treatment with bepirovirsen followed by Pegylated Interferon Alpha 2a in participants with chronic hepatitis B virus
			Trial start: Q1 2021 Data anticipated: H2 2023	Active, not recruiting
bepirovirsen sequential combination therapy with targeted immunotherapy (chronic hepatitis B) NCT05276297	II
A trial on the safety, efficacy and immune response following sequential treatment with an anti-sense oligonucleotide against chronic hepatitis B (CHB) and chronic hepatitis B targeted immunotherapy (CHB-TI) in CHB patients receiving nucleos(t)ide analogue (NA) therapy
			Trial start: Q2 2022 Data anticipated: 2025+	Active, not recruiting

gepotidacin (bacterial topoisomerase inhibitor)

Gepotidacin is an investigational bactericidal, first-in-class antibiotic with a novel mechanism of action for the treatment of uncomplicated urinary tract infections (uUTI).

In April 2023, GSK presented positive results from the pivotal EAGLE-2 and EAGLE-3 phase III trials for gepotidacin in an oral presentation at the European Congress of Clinical Microbiology and Infectious Diseases in Copenhagen, Denmark. In the EAGLE-2 and EAGLE-3 trials, gepotidacin demonstrated non-inferiority to nitrofurantoin, an existing first-line treatment for uUTI, in patients with a confirmed uUTI and a uropathogen susceptible to nitrofurantoin. Additionally, in the EAGLE-3 phase III trial, gepotidacin demonstrated statistically significant superiority versus nitrofurantoin.

Key phase III trials for gepotidacin:

Trial name (population)	Phase	Design	Timeline	Status
EAGLE-1 (uncomplicated urogenital gonorrhoea) NCT04010539	III
A randomised, multi-centre, open-label trial in adolescent and adult participants comparing the efficacy and safety of gepotidacin to ceftriaxone plus azithromycin in the treatment of uncomplicated urogenital gonorrhoea caused by Neisseria gonorrhoeae
			Trial start: Q4 2019 Data anticipated: H1 2024	Recruiting
EAGLE-2 (females with uUTI / acute cystitis) NCT04020341	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q4 2019 Data reported: Q2 2023	Complete; primary endpoint met
EAGLE-3 (females with uUTI / acute cystitis) NCT04187144	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q2 2020 Data reported: Q2 2023	Complete; primary endpoint met

MenABCWY vaccine candidate

In May 2023, GSK presented preliminary positive results from the phase III trial (NCT04502693) evaluating the immunological vaccine effectiveness and safety of its MenABCWY combination vaccine candidate, administered as two doses given six months apart in healthy individuals aged 10-25 years. The preliminary data were disclosed at the 41st Annual Meeting of the European Society for Paediatric Infectious Diseases (ESPID) in Lisbon, Portugal.

The vaccine candidate demonstrated non-inferiority in primary endpoints for the five Neisseria meningitidis serogroups (A, B, C, W, and Y) compared to two doses of Bexsero (meningococcal group B vaccine) and one dose of Menveo (meningococcal group A, C, W, and Y conjugate vaccine). Furthermore, the MenABCWY candidate showed immunological vaccine effectiveness against a panel of 110 diverse meningococcal serogroup B (MenB) invasive strains, which account for 95% of strains circulating in the US. The vaccine candidate was generally well tolerated, with a safety profile consistent with Bexsero and Menveo.

Key trials for MenABCWY vaccine candidate:

Trial name (population)	Phase	Design	Timeline	Status
MenABCWY – 019 NCT04707391	IIIb
A randomised, controlled, observer-blind trial to evaluate safety and immunogenicity of GSK’s meningococcal ABCWY vaccine when administered in healthy adolescents and adults, previously primed with meningococcal ACWY vaccine
			Trial start: Q1 2021 Trial end: Q2 2023	Complete
MenABCWY – V72 72 NCT04502693	III
A randomised, controlled, observer-blind trial to demonstrate effectiveness, immunogenicity, and safety of GSK's meningococcal Group B and combined ABCWY vaccines when administered to healthy adolescents and young adults
			Trial start: Q3 2020 Data reported: Q1 2023	Complete; primary endpoints met

HIV

cabotegravir

In July 2023, ViiV Healthcare welcomed a positive opinion by the European Medicines Agency's (EMA) CHMP recommending marketing authorisation for cabotegravir long-acting (LA) injectable and tablets for HIV prevention. Cabotegravir is recommended in combination with safer sex practices for pre-exposure prophylaxis (PrEP) to reduce the risk of sexually acquired HIV-1 infection in high-risk adults and adolescents weighing at least 35 kg. Cabotegravir is the first and only long-acting injectable option for PrEP to reduce the risk of sexually acquired HIV-1. With approximately 100,000 people in Europe newly diagnosed with HIV each year, this is an important step towards expanding HIV prevention options in the region.

Also in July, ViiV Healthcare shared 12-month patient reported outcomes data from SOLAR, a phase IIIb, randomised, open-label, multi-centre, non-inferiority trial which assessed switching virologically suppressed adults to cabotegravir + rilpivirine long-acting dosed every two months versus continuing bictegravir/emtricitabine/tenofovir alafenamide at the International AIDS Society 2023 Conference on HIV Science.

The results show that after 12 months of treatment most (90%) participants preferred cabotegravir + rilpivirine long-acting versus bictegravir/emtricitabine/tenofovir alafenamide (5%), Not having to worry about taking daily HIV medicine (85%) was cited as a top reason for preferring long-acting therapy. There were also emotional well-being benefits of switching to cabotegravir + rilpivirine long-acting; over 70% of participants who switched showed improvements in adherence anxiety and fear of disclosure after 12 months of therapy. Previously presented findings showed that the regimen of cabotegravir + rilpivirine long-acting dosed every two months demonstrated non-inferior efficacy compared to continuation of daily oral bictegravir/emtricitabine/tenofovir alafenamide.

Respiratory/Immunology

camlipixant (P2X2/P2X3 receptor antagonist)

In June 2023, GSK announced the completed acquisition of BELLUS Health Inc., a biopharmaceutical company working to better the lives of patients suffering from refractory chronic cough (RCC). The acquisition of Bellus included camlipixant (BLU-5937), an investigational, highly selective oral P2X3 antagonist currently in development for first-line treatment of adult patients with RCC. The CALM phase III development programme to evaluate the efficacy and safety of camlipixant for use in adults with RCC is ongoing.

Trial name (population)	Phase	Design	Timeline	Status
CALM-1 (refractory chronic cough) NCT05599191	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q4 2022 Data anticipated: 2025+	Recruiting
CALM-2 (refractory chronic cough) NCT05600777	III
A 24-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q1 2023 Data anticipated: 2025+	Recruiting

Depemokimab (ultra-long acting anti-IL5)

Depemokimab is a unique and distinct monoclonal antibody developed specifically for its affinity for IL-5 and long duration of inhibition. The phase III programme for depemokimab continues to make progress across a range of eosinophil-driven diseases.

Key phase III trials for depemokimab:

Trial name (population)	Phase	Design	Timeline	Status
SWIFT-1 (severe eosinophilic asthma; SEA) NCT04719832	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data anticipated: H2 2024	Active, not recruiting
SWIFT-2 (SEA) NCT04718103	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data anticipated: H2 2024	Active, not recruiting
AGILE (SEA) NCT05243680	III (extension)
A 52-week, open label extension phase of SWIFT-1 and SWIFT-2 to assess the long-term safety and efficacy of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2022 Data anticipated: 2025+	Recruiting
NIMBLE (SEA) NCT04718389	III
A 52-week, randomised, double-blind, double-dummy, parallel group, multi-centre, non-inferiority trial assessing exacerbation rate, additional measures of asthma control and safety in adult and adolescent severe asthmatic participants with an eosinophilic phenotype treated with depemokimab compared with mepolizumab or benralizumab
			Trial start: Q1 2021 Data anticipated: 2025+	Recruiting
ANCHOR-1 (chronic rhinosinusitis with nasal polyps; CRSwNP) NCT05274750	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022 Data anticipated: H2 2024	Recruiting
ANCHOR-2 (CRSwNP) NCT05281523	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022 Data anticipated: H2 2024	Recruiting
OCEAN (eosinophilic granulomatosis with polyangiitis) NCT05263934	III	Efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory EGPA	Trial start: Q3 2022 Data anticipated: 2025+	Recruiting
DESTINY (hyper-eosinophilic syndrome) NCT05334368	III	A 52-week, randomised, placebo-controlled, double-blind, parallel group, multicentre trial of depemokimab in adults with uncontrolled HES receiving standard of care (SoC) therapy	Trial start: Q3 2022 Data anticipated: 2025+	Recruiting

Oncology

Blenrep (belantamab mafodotin)

Trials within the DREAMM (DRiving Excellence in Approaches to Multiple Myeloma) clinical trial programme are ongoing, evaluating belantamab mafodotin in earlier lines of therapy and in combination. We anticipate data from DREAMM-7 and DREAMM-8 in the second-line setting in the second half of 2023.

Key phase III trials for Blenrep:

Trial name (population)	Phase	Design	Timeline	Status
DREAMM-7 (2L+ multiple myeloma; MM) NCT04246047	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020 Data anticipated: H2 2023	Active, not recruiting
DREAMM-8 (2L+ MM) NCT04484623	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q4 2020 Data anticipated: H2 2023	Enrolment complete

Jemperli (dostarlimab)

In June 2023, the US FDA accepted the supplemental Biologics License Application for Jemperli in combination with chemotherapy for the treatment of adult patients with mismatch repair deficient (dMMR)/microsatellite instability-high (MSI-H) primary advanced or recurrent endometrial cancer. Endometrial cancer is one of the most common gynaecologic cancers in developed countries. An estimated 20-29% of all endometrial cancers are dMMR/MSI-H.

In May 2023, GSK began recruiting for AZUR-2, a phase III trial to evaluate the efficacy of perioperative dostarlimab compared with standard of care in participants with untreated T4N0 or Stage III (resectable), defective mismatch repair/ microsatellite instability high (dMMR/MSI-H) colon cancer.

We continue to study the full potential of Jemperli with other oncology compounds, including our ongoing phase III COSTAR Lung trial, a randomised, open label 3-arm trial comparing cobolimab, an investigational selective anti–TIM-3 monoclonal antibody, plus dostarlimab plus docetaxel to dostarlimab plus docetaxel to docetaxel alone in patients with advanced non-small cell lung cancer who have progressed on prior anti-PD-(L)1 therapy and chemotherapy.

Key trials for Jemperli:

Trial name (population)	Phase	Design	Timeline	Status
RUBY ENGOT-EN6 GOG-3031 (1L stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multi-centre trial of dostarlimab plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019 Part 1 data reported: Q4 2022 Part 2 data anticipated: H1 2024	Active, not recruiting; primary endpoint met in RUBY Part 1
PERLA (1L metastatic non-small cell lung cancer) NCT04581824	II	A randomised, double-blind trial to evaluate the efficacy of dostarlimab plus chemotherapy versus pembrolizumab plus chemotherapy in metastatic non-squamous non-small cell lung cancer	Trial start: Q4 2020 Primary data reported: Q4 2022	Active, not recruiting; primary endpoint met
GARNET (advanced solid tumours) NCT02715284	I/II	A multi-centre, open-label, first-in-human trial evaluating dostarlimab in participants with advanced solid tumours who have limited available treatment options	Trial start: Q1 2016 Primary data reported: Q1 2019	Recruiting
AZUR-1 (locally advanced rectal cancer) NCT05723562	II	A single-arm, open-label trial with dostarlimab monotherapy in participants with untreated stage II/III dMMR/MSI-H locally advanced rectal cancer	Trial start: Q1 2023 Data anticipated: 2025+	Recruiting
AZUR-2 (untreated perioperative T4N0 or stage III colon cancer) NCT05855200	III	An open-label, randomised trial of perioperative dostarlimab monotherapy versus standard of care in participants with untreated T4N0 or stage III dMMR/MSI-H resectable colon cancer	Trial start: Q2 2023 Data anticipated: 2025+	Active, not yet recruiting
COSTAR Lung (advanced non-small cell lung cancer that has progressed on prior PD-(L)1 therapy and chemotherapy) NCT04655976	II/III
A multi-centre, randomised, parallel group treatment, open label trial comparing cobolimab + dostarlimab + docetaxel to dostarlimab + docetaxel to docetaxel alone in participants with advanced non-small cell lung cancer who have progressed on prior anti-PD-(L)1 therapy and chemotherapy
			Trial start: Q4 2020 Data anticipated: H2 2024	Recruiting

momelotinib (JAK1/2 and ACVR1/ALK2 inhibitor)

In June 2023, GSK announced that the US FDA has extended the review period of the new drug application (NDA) for momelotinib by three months to provide time to review recently submitted data. The extended action date is 16 September 2023. GSK is confident in the momelotinib NDA and looks forward to working with the FDA as they finalise their review.

Key phase III trial for momelotinib:

Trial name (population)	Phase	Design	Timeline	Status
MOMENTUM (myelofibrosis) NCT04173494	III
A randomised, double-blind, active control phase III trial intended to confirm the differentiated clinical benefits of the investigational drug momelotinib (MMB) versus danazol (DAN) in symptomatic and anaemic subjects who have previously received an approved Janus kinase inhibitor (JAKi) therapy for myelofibrosis (MF)
			Trial start: Q1 2020 Primary data reported: Q1 2022	Active, not recruiting; primary endpoint met

Zejula (niraparib)

GSK is building a robust clinical development programme by assessing activity across multiple tumour types and evaluating several potential combinations of Zejula with other therapeutics. The ongoing development programme includes several combination studies, including the FIRST phase III trial assessing niraparib in combination with dostarlimab, a programmed death receptor-1 (PD-1)-blocking antibody, as a potential treatment for first-line ovarian cancer maintenance; RUBY Part II, the phase III trial of niraparib and dostarlimab in recurrent or primary advanced (stage III or IV) endometrial cancer; and the ZEAL phase III trial assessing niraparib in combination with standard of care for the maintenance treatment of first line advanced non-small cell lung cancer.

Key phase III trials for Zejula:

Trial name (population)	Phase	Design	Timeline	Status
ZEAL-1L (1L advanced non-small cell lung cancer maintenance ) NCT04475939	III
A randomised, double-blind, placebo-controlled, multi-centre trial comparing niraparib plus pembrolizumab versus placebo plus pembrolizumab as maintenance therapy in participants whose disease has remained stable or responded to first-line platinum-based chemotherapy with pembrolizumab for Stage IIIB/IIIC or IV non-small cell lung cancer
			Trial start: Q4 2020 Data anticipated: H2 2024	Active, not recruiting
FIRST (1L ovarian cancer maintenance) NCT03602859	III
A randomised, double-blind, comparison of platinum-based therapy with dostarlimab (TSR-042) and niraparib versus standard of care platinum-based therapy as first-line treatment of stage III or IV non-mucinous epithelial ovarian cancer
			Trial start: Q4 2018 Data anticipated: H1 2024	Active, not recruiting

Opportunity driven

Jesduvroq (daprodustat)

Following the positive CHMP opinion for daprodustat for symptomatic anaemia associated with chronic kidney disease in adults on chronic maintenance dialysis, due to the significant reduction in the size of the opportunity and the exclusion of the non-dialysis population, as well as the availability in Europe of other medicines for patients living with anaemia of chronic kidney disease (CKD), the decision has been made to not commercialise in Europe, to withdraw the file for EU and to cease filing in further markets.

The application withdrawal in the EU does not include the US, where Jesduvroq is currently approved for the treatment of anaemia due to CKD in adults who have been receiving dialysis for at least four months. In February 2023, the US FDA approved Jesduvroq tablets for the once-a-day treatment of anaemia due to CKD in adults who have been receiving dialysis for at least four months. In June 2020, Duvroq (daprodustat) tablets were approved by Japan’s Ministry of Health, Labour and Welfare for the treatment of patients with anaemia of CKD not on dialysis and on dialysis. Duvroq is the market leading and preferred hypoxia-inducible factor–prolyl hydroxylase inhibitor (HIF-PHI) in Japan.

Principal risks and uncertainties
The principal risks and uncertainties affecting the Group for 2023 are those described under the headings below. These are not listed in order of significance. In our December 2022 annual risk review, the Audit & Risk Committee agreed our principal risks for 2023, which remain largely unchanged. We identified a new principal risk, Legal Matters, which brings into greater focus a range of legal risks. As a result, Anti-bribery and Corruption will no longer be a stand-alone principal risk in 2023. Additionally, we expanded our Information Security principal risk to explicitly include cyber risks.

We describe our risk management process on page 51-52 of our 2022 Annual Report, along with more detailed information on our risks, including definitions, trends, potential impact, context and mitigation activities as set out on pages 53-54 and pages 285-295 of our 2022 Annual Report.

Other risks, not at the level of principal risk, and opportunities, related to Environmental, Social, and Governance (ESG), including environmental sustainability and climate change, are managed through our six focus areas, as described in our 2022 ESG Performance Report. Additional information on climate related risk management is in our climate related financial disclosure on pages 55-63 of our 2022 Annual Report.

2023 Principal Risks
Enterprise Risk Title	Definition
Patient safety
The risk that GSK, including our third parties, fails to appropriately collect, assess, follow up, or report human safety information, including adverse events, from all potential sources or that GSK potentially fails to appropriately act on any relevant findings that may affect the benefit-risk profile of a medicine or vaccine in a timely manner.

Product quality
The risk that GSK or our third parties potentially fail to ensure appropriate controls and governance of quality for development and commercial products are in place; compliance with industry practices and regulations in manufacturing and distribution activities; and terms of GSK product licenses and supporting regulatory activities are met.

Financial controls and reporting
The risk that GSK fails to comply with current tax laws; fails to report accurate financial information in compliance with accounting standards and applicable legislation; or incurs significant losses due to treasury activities.

Legal matters
The risk that GSK or our third parties potentially fail to comply with certain legal requirements for the development, supply and commercialisation of our products and operation of business, and specifically in relation to requirements for competition law, anti-bribery and corruption, and sanctions. Any failure to meet compliance and legal standards for these particular areas could lead to increasing scrutiny and enforcement from government agencies.

Commercial practices	The risk that GSK or our third parties potentially engage in commercial activities that fail to comply with laws, regulations, industry codes, and internal controls and requirements.
Scientific and patient engagement
The risk that GSK or our third parties potentially fail to engage externally to gain insights, educate and communicate on the science of our medicines and associated disease areas, and provide grants and donations in a legitimate and transparent manner compliant with laws, regulations, industry codes and internal controls and requirements.

Data ethics and privacy
The risk that GSK or our third parties potentially fail to ethically collect; use; re-use through artificial intelligence, data analytics or automation; secure; share and destroy personal information in accordance with laws, regulations, and internal controls and requirements.

Research practices
The risk that GSK or our third parties potentially fail to adequately conduct ethical and credible pre-clinical and clinical research, collaborate in research activities compliant with laws, regulations, and internal controls and requirements.

Environment, health and safety (EHS)
The risk that GSK or our third parties potentially fail to ensure appropriate controls and governance of the organisation's assets, facilities, infrastructure, and business activities, including execution of hazardous activities, handling of hazardous materials, or release of substances harmful to the environment that disrupts supply or harms employees, third parties or the environment.

Information and cyber security
The risk that GSK or our third parties potentially fail to ensure appropriate controls and governance to identify, protect, detect, respond, and recover from cyber incidents through unauthorised access, disclosure, theft, unavailability or corruption of GSK's information, key systems, or technology infrastructure in accordance with applicable laws, regulations, industry standards, internal controls and requirements.

Supply continuity
The risk that GSK or our third parties potentially fail to deliver a continuous supply of compliant finished product or respond effectively to a crisis incident in a timely manner to recover and sustain critical supply operations.

Reporting definitions

Total, Continuing and Adjusted results
Total reported results represent the Group’s overall performance including discontinued operations. Continuing results represents performance excluding discontinued operations.

GSK also uses a number of adjusted, non-IFRS, measures to report the performance of its business. Adjusted results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Adjusted results are defined on page 17 and other non-IFRS measures are defined below and are based on continuing operations.

Free cash flow from continuing operations
Free cash flow is defined as the net cash inflow/outflow from continuing operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests, contributions from non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates (all attributable to continuing operations). It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from continuing operations to free cash flow from continuing operations is set out on page 44.

Free cash flow conversion
Free cash flow conversion is free cash flow from continuing operations as a percentage of profit attributable to shareholders from continuing operations.

Working capital
Working capital represents inventory and trade receivables less trade payables.

CER and AER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. £% or AER% represents growth at actual exchange rates.

Total Net debt
Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value.

Discontinued operations
Consumer Healthcare was presented as a discontinued operation from Q2 2022. The demerger of Consumer Healthcare was completed on 18 July 2022. The Group Income Statement and Group Cash Flow Statement distinguish discontinued operations from continuing operations.

Share Consolidation
Following completion of the Consumer Healthcare business demerger on 18 July 2022, GSK plc Ordinary shares were consolidated to maintain share price comparability before and after demerger. Shareholders received 4 new Ordinary shares with a nominal value of 31¼ pence each for every 5 existing Ordinary shares which had a nominal value of 25 pence each. Earnings per share, diluted earnings per share, adjusted earnings per share and dividends per share were retrospectively adjusted to reflect the Share Consolidation in all the periods presented.

Earnings per share
Earnings per share has been retrospectively adjusted for the Share Consolidation on 18 July 2022, applying a ratio of 4 new Ordinary shares for every 5 existing Ordinary shares.

Total Earnings per share
Unless otherwise stated, Total earnings per share refers to Total basic earnings per share.

Total Operating Margin
Total Operating margin is Total operating profit divided by turnover.

COVID-19 solutions
COVID-19 solutions include the sales of pandemic adjuvant and other COVID-19 solutions including vaccine manufacturing and Xevudy and the associated costs but does not include reinvestment in R&D. This categorisation is used by management and we believe is helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from COVID-19 solutions.

Turnover excluding COVID-19 solutions
Turnover excluding COVID-19 solutions excludes the impact of sales of pandemic adjuvant within Vaccines and Xevudy within Specialty Medicines related to the COVID-19 pandemic. Management believes that the exclusion of the impact of these COVID-19 solutions sales aids comparability in the reporting periods and understanding of GSK’s growth including by region versus prior periods and also 2023 Guidance which excludes any contributions from COVID-19 solutions.

General Medicines
General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines in inhaled respiratory, dermatology, antibiotics and other diseases.

Specialty Medicines
Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines in infectious diseases, HIV, Oncology, Respiratory/Immunology and Other.

Percentage points
Percentage points of growth which is abbreviated to ppts.

Year-to-date
Year-to-date is the six-month period in the year to 30 June 2023 or the same prior period in 2022 as appropriate.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Guidance, assumptions and cautionary statements

2023 guidance
GSK now expects 2023 turnover to increase between 8 to 10 per cent, Adjusted operating profit to increase between 11 to 13 per cent and Adjusted earnings per share to increase between 14 to 17 per cent. This guidance is provided at CER and excludes any contributions from COVID-19 solutions.

Assumptions related to 2023 guidance
In outlining the guidance for 2023, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes. In the second half of 2023, GSK expects continued strong performance across all three product areas but with lower growth reflecting a tough comparison to the second half of 2022, particularly in HIV and General Medicines. For full year sales, Vaccines is expected to increase by mid-teens per cent, Specialty Medicines, including HIV, is now expected to grow high single-digit per cent, and General Medicines is now expected to grow low single digit per cent. GSK still expects Adjusted operating profit growth to be higher in the second half of 2023 relative to full-year expectations, with growth of investment reducing in the second half, particularly in the fourth quarter.

These planning assumptions as well as operating profit guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing as a result of government or competitor action. The 2023 guidance factors in all divestments and product exits announced to date.

The Group’s guidance assumes successful delivery of the Group’s integration and restructuring plans. Material costs for investment in new product launches and R&D have been factored into the expectations given. Given the potential development options in the Group’s pipeline, the outlook may be affected by additional data-driven R&D investment decisions. The guidance is given on a constant currency basis.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, ambitions and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, ambitions and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, such as the COVID-19 pandemic and ongoing challenges and uncertainties posed by the COVID-19 pandemic for businesses and governments around the world, changes in legislation, regulation, government actions or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

All guidance, outlooks, ambitions and expectations should be read together with the guidance, assumptions and cautionary statements in this Q2 2023 earnings release and the 2022 Annual Report.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2022. Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Directors’ responsibility statement

The Board of Directors approved this Half-yearly Financial Report on 26 July 2023.

The Directors confirm that to the best of their knowledge the unaudited condensed financial information has been prepared in accordance with IAS 34 as contained in UK-adopted International Financial Reporting Standards (IFRS) and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.

After making enquiries, the Directors considered it appropriate to adopt the going concern basis in preparing this Half-yearly Financial Report.

The Directors of GSK plc are as follows:

Sir Jonathan Symonds	Non-Executive Chair, Nominations & Corporate Governance Committee Chair
Dame Emma Walmsley	Chief Executive Officer (Executive Director)
Julie Brown	Chief Financial Officer (Executive Director)

Elizabeth McKee Anderson	Independent Non-Executive Director
Charles Bancroft	Senior Independent Non-Executive Director, Audit & Risk Committee Chair
Dr Hal Barron	Non-Executive Director
Dr Anne Beal	Independent Non-Executive Director, Corporate Responsibility Committee Chair
Dr Harry (Hal) Dietz	Independent Non-Executive Director, Science Committee Chair
Dr Jesse Goodman	Independent Non-Executive Director
Urs Rohner	Independent Non-Executive Director, Remuneration Committee Chair
Dr Vishal Sikka	Independent Non-Executive Director

By order of the Board
Emma Walmsley Chief Executive Officer 26 July 2023	Julie Brown Chief Financial Officer

Independent review report to GSK plc

Conclusion We have been engaged by GSK plc (“the Company”) to review the condensed financial information in the Results Announcement of the Company for the three and six months ended 30 June 2023.

The condensed financial information comprises:
●	the income statement and statement of comprehensive income for the three and six month periods ended 30 June 2023 on pages 25 to 26;
●	the balance sheet as at 30 June 2023 on page 27;
●	the statement of changes in equity for the six month period then ended on page 28;
●	the cash flow statement for the six month period then ended on page 29; and
●
the accounting policies and basis of preparation and the explanatory notes to the condensed financial information on pages 30 to 44 that have been prepared applying consistent accounting policies to those applied by GSK plc and its subsidiaries (“the Group”) in the Annual Report 2022, which was prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the United Kingdom.

We have read the other information contained in the Results Announcement, including the non-IFRS measures contained on pages 30 to 44 and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information in the Results Announcement for the three and six months ended 30 June 2023 is not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Basis for Conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom (ISRE(UK)2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed on page 37, the annual financial statements of the Company are prepared in accordance with United Kingdom adopted international accounting standards. The condensed set of financial statements included in this Results Announcement have been prepared in accordance with United Kingdom adopted International Accounting Standard 34, “Interim Financial Reporting”.

Conclusion Relating to Going Concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410, however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors
The directors are responsible for preparing the Results Announcement of the Company in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

In preparing the Results Announcement, the directors are responsible for assessing the Company’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information
In reviewing the Results Announcement, our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review. Our Conclusion, including our Conclusions Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis of Conclusion paragraph of this report.

Use of our report
This report is made solely to the Company in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the Company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP
Statutory Auditor
London, United Kingdom
26 July 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 26, 2023

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc